                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

               For the period 8 November 2002 to 18 November 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

      --------------------------------------------------------------------

                 (Translation of registrant's name into English)


      Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,
                                   New Zealand

      --------------------------------------------------------------------

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                                (File No.1-10798)

                     --------------------------------------

                                    CONTENTS

     This report on Form 6-K contains the following:

     1.       First Quarter Results to 30 September 2002

     1.1      Condensed Financial Statements
     1.2      Management Commentary
     1.3      Media Release Telecom Reports Solid
              Underlying Performance for First Quarter 12 November 2002
     1.4      Appendix 1 plus Annexure One
     1.5      Appendix 7

     2.       Miscellaneous

     2.1      Media Release Telecom Reaches 200,000 027 Customers
              12 November 2002


                     --------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            TELECOM CORPORATION OF NEW
                                               ZEALAND LIMITED


                                      By:        /s/ Linda Cox
                                                --------------
                                                Linda Marie Cox
                                                Company Secretary


                                      Dated: 18 November 2002

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2002 (UNAUDITED)

                                                            Three months ended   Year ended
                                                               30 September        30 June
                                                              2002       2001       2002
(Dollars in millions, except per share amounts)      notes     NZ$        NZ$         NZ$
-------------------------------------------------------------------------------------------
Operating revenues
  Local service                                                  273       267        1,080
  Calling                                                2       411       442        1,763
  Interconnection                                                 36        28          145
  Cellular and other mobile services                             196       200          822
  Internet                                                        57        50          209
  Data                                                           162       163          650
  Other operating revenues                               2       171       256          868
                                                            ------------------   ----------
                                                               1,306     1,406        5,537
                                                            ------------------   ----------
Operating expenses
  Labour                                                         146       149          599
  Cost of sales                                                  389       477        1,759
  Other operating expenses                                       230       243          914
  Abnormal expenses                                      3         -         -          862
                                                            ------------------   ----------
                                                                 765       869        4,134
                                                            ------------------   ----------
Earnings before interest, taxation,
 depreciation and amortisation                                   541       537        1,403

Depreciation and amortisation                            4       201       198          815
                                                            ------------------   ----------
Earnings before interest and taxation                            340       339          588

Interest income                                                    3         4           17
Interest expense                                                (106)     (102)        (430)
                                                            ------------------   ----------
Earnings before income tax                                       237       241          175

Income tax expense                                               (91)      (90)        (365)
                                                            ------------------   ----------
Earnings / (loss) after income tax                               146       151         (190)

Share of losses of associate companies after
 income tax                                                        -         -           (1)

Minority interests in losses of subsidiaries                       -         -            3
                                                            ------------------   ----------
Net earnings / (loss) attributable to shareholders               146       151         (188)
                                                            ==================   ==========
Net earnings / (loss) per share                              $ 0.078   $ 0.081   $   (0.101)
                                                            ==================   ==========
Weighted average number of ordinary shares
 outstanding (in millions)                                     1,875     1,857        1,863
                                                            ==================   ==========

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2002 (UNAUDITED)

===========================================================================================
                                                            Three months ended   Year ended
                                                               30 September        30 June
                                                              2002       2001       2002
(Dollars in millions)                                notes     NZ$       NZ$         NZ$
-------------------------------------------------------------------------------------------
Equity at the beginning of the period                          1,328     2,003        2,003

Net earnings/(loss) attributable to shareholders                 146       151         (188)
Movement in foreign currency translation reserve                  23        (9)        (191)
                                                            ------------------   ----------
Total recognised revenues and expenses for the
 period                                                          169       142         (379)

Movement in minority interests                                     -         -           (3)
Dividends                                                5      (108)     (106)        (423)
Tax credit on supplementary dividends                             13        12           50
Capital contributed                                               26        17           80
                                                            ------------------   ----------
Equity at the end of the period                                1,428     2,068        1,328
                                                            ==================   ==========
REPRESENTED BY:

Contributed capital                                            1,588     1,499        1,562
Foreign currency translation reserve                            (180)      (21)        (203)
Minority interests                                                 3         6            3
Retained earnings                                                 17       584          (34)
                                                            ------------------   ----------
                                                               1,428     2,068        1,328
                                                            ==================   ==========

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002 (UNAUDITED)

================================================================================
                                                30 September          30 June
                                              2002        2001         2002
(Dollars in millions)              notes      NZ$          NZ$          NZ$
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:

Cash                                              144          136           82
Short-term investments                             81          240          230
Receivables and prepayments                     1,038        1,152        1,111
Inventories                                        33           99           34
                                           -----------------------   ----------
Total current assets                            1,296        1,627        1,457

Long-term investments                           1,010        1,076          866
Intangibles                                     1,084        1,964        1,097
Fixed assets                                    4,726        4,825        4,826
                                           -----------------------   ----------
Total non-current assets                        6,820        7,865        6,789
                                           -----------------------   ----------
Total assets                                    8,116        9,492        8,246
                                           =======================   ==========

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Bank overdraft                                      -           53            -
Accounts payable and accruals                   1,195        1,427        1,230
Provisions - current                                4           58            5
Debt due within one year                          960        2,600        1,178
                                           -----------------------   ----------
Total current liabilities                       2,159        4,138        2,413

Deferred taxation                                  80            2           71
Provisions - non-current                            -            2            -
Long-term debt                                  4,449        3,282        4,434
                                           -----------------------   ----------
Total non-current liabilities                   4,529        3,286        4,505
                                           -----------------------   ----------
Total liabilities                               6,688        7,424        6,918
                                           -----------------------   ----------
EQUITY:

Shareholders' funds                             1,425        2,062        1,325
Minority interests                                  3            6            3
                                           -----------------------   ----------
Total equity                                    1,428        2,068        1,328
                                           -----------------------   ----------
Total liabilities and equity                    8,116        9,492        8,246
                                           =======================   ==========

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2002 (UNAUDITED)

================================================================================================
                                                                Three months ended    Year ended
                                                                   30 September        30 June
                                                                  2002       2001        2002
(Dollars in millions)                                    note      NZ$        NZ$         NZ$
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash was provided from/(applied to):
  Cash received from customers                                     1,329      1,246        5,396
  Proceeds from cross border leases                                    -         21           35
  Interest income                                                      2          -           16
  Dividend income                                                      -          -            3
  Payments to suppliers and employees                               (799)      (942)      (3,317)
  Payments from provisions                                            (1)        (1)         (33)
  Income tax refunded/(paid)                                           1          -         (304)
  Interest paid on debt                                              (74)       (76)        (445)
                                                                -------------------   ----------
Net cash flows from operating
activities                                                  9        458        248        1,351
                                                                -------------------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Cash was provided from/(applied to):
  Sale of fixed assets                                                 8         34           65
  Sale/(purchase) of short-term investments, net                     152       (125)        (157)
  Purchase of long-term investments                                 (172)      (332)        (362)
  Sale of long-term investments                                       46          7           21
  Purchase of fixed assets                                          (135)      (183)        (828)
  Capitalised interest paid                                           (1)        (5)         (10)
                                                                -------------------   ----------
Net cash flows applied to investing activities                      (102)      (604)      (1,271)
                                                                -------------------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Cash was provided from/(applied to):
  Proceeds from long-term debt                                         1         77        1,777
  Repayment of long-term debt                                       (240)        (8)        (949)
  Proceeds from/(repayment of) short-term debt, net                   25        383         (557)
  Dividends paid                                                     (80)       (89)        (345)
                                                                -------------------   ----------
Net cash flows (applied to)/from financing activities               (294)       363          (74)
                                                                -------------------   ----------
Net cash flow                                                         62          7            6
Opening cash position (including bank overdrafts)                     82         76           76
                                                                -------------------   ----------
Closing cash position (including bank overdrafts)                    144         83           82
                                                                ===================   ==========

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
     ---------------------------------------------------------------------------

     NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 FINANCIAL STATEMENTS

     The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: "Interim Financial Statements", issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the year ended 30 June 2002.

     The financial statements for the three months ended 30 September 2002 and 30 September 2001 are unaudited. The financial information for the year ended 30 June 2002 has been extracted from the audited financial statements of Telecom for that year.

     The financial statements are expressed in New Zealand dollars. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and references to "A$" are to Australian dollars.

     Accounting Policies

     Except for the change in accounting policy referred to below, the accounting policies used in the preparation of the financial statements for the three months ended 30 September 2002 are consistent with those used in the preparation of the financial statements for the three months ended 30 September 2001.

     The accounting policies used in the preparation of the financial statements for the three months ended 30 September 2002 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2002.

     Change in Accounting Policy

     Taxation

     During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice ("SSAP") 12 "Accounting for Income Tax" and reflects changes in Telecom's assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense for the year ended 30 June 2002 and decrease the deferred tax liability at 30 June 2002 by $8 million.

     Reclassifications

     Certain reclassifications of prior periods' data have been made to conform to current period classifications.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
     ---------------------------------------------------------------------------

     NOTES TO THE CONDENSED FINANCIAL STATEMENTS
     (CONTINUED)

NOTE 2 CALLING AND OTHER OPERATING REVENUES

     ===============================================================================
                                                  Three months ended      Year ended
                                                     30 September          30 June
                                                   2002         2001         2002
     (Dollars in millions)                          NZ$          NZ$          NZ$
     -------------------------------------------------------------------------------
     Calling
       National                                        282          300        1,178
       International                                   116          129          531
       Other                                            13           13           54
                                                -----------------------   ----------
                                                       411          442        1,763
                                                =======================   ==========
     Other operating revenues
       Resale                                           76          116          399
       Directories                                      53           54          198
       Equipment                                        19           17           78
       Miscellaneous other                              23           69          190
       Dividends from investments                        -            -            3
                                                -----------------------   ----------
                                                       171          256          868
                                                =======================   ==========

     Miscellaneous other revenue for the three months ended 30 September 2001 and the year ended 30 June 2002 includes net gains of $21 million and $34 million respectively recognised on the prepayment of Telecom's scheduled payment obligations relating to cross border finance leases.

NOTE 3 ABNORMAL ITEMS

     ===============================================================================
                                                  Three months ended      Year ended
                                                     30 September          30 June
                                                   2002          2001        2002
     (Dollars in millions)                          NZ$           NZ$         NZ$
     -------------------------------------------------------------------------------
     Abnormal Expenses

     Write-down of goodwill and other AAPT
      assets                                             -            -          850
     Close down of CDMA rollout in Australia             -            -           12
                                                -----------------------   ----------
                                                         -            -          862
                                                =======================   ==========

     Abnormal Expenses

     Write-down of goodwill and other AAPT assets

     In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million has been included in the financial results for the year ended 30 June 2002. This diminution in value reflects significant negative industry and economic trends impacting AAPT's operations and expected future growth rates for the Australian telecommunications market.

     The apportionment of this write-down is as follows: advance to associate $133 million, spectrum licences $124 million and goodwill $593 million.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
     ---------------------------------------------------------------------------

     NOTES TO THE CONDENSED FINANCIAL STATEMENTS
     (CONTINUED)

NOTE 3 ABNORMAL ITEMS (continued)

     Advance to associate: AAPT has provided a shareholder advance to its associate AOL7 totalling A$115 million (NZ$133 million). This advance is not expected to be recoverable.

     Spectrum licences: Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum does not support the carrying value of the asset, spectrum licences have been written down to expected recoverable amount.

     Goodwill: The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was taken as a write-down in the value of goodwill arising from Telecom's acquisition of AAPT.

     Close-down of CDMA Rollout in Australia

     In May 2001, Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

     A charge of $215 million was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

     In the year ended 30 June 2002 an additional charge of $12 million has been recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

NOTE 4 DEPRECIATION AND AMORTISATION

     ===============================================================================
                                                  Three months ended      Year ended
                                                     30 September          30 June
                                                   2002          2001        2002
     (Dollars in millions)                          NZ$          NZ$          NZ$
     -------------------------------------------------------------------------------
     Depreciation                                      184          171          704
     Amortisation                                       17           27          111
                                                -----------------------   ----------
                                                       201          198          815
                                                =======================   ==========

NOTE 5 DIVIDENDS

     Shares Issued in Lieu of Dividends
     Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the three months ended 30 September 2002, 4,817,943 shares with a total value of $24 million were issued in lieu of a cash dividend (three months ended 30 September 2001: 3,392,684 shares with a total value of $16 million, year ended 30 June 2002: 16,301,920 shares with a total value of $79 million).

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
     ---------------------------------------------------------------------------

     NOTES TO THE CONDENSED FINANCIAL STATEMENTS
     (CONTINUED)

NOTE 6 COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 September 2002, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $233 million (30 September 2001: $238 million, 30 June 2002: $250 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 30 September 2002, the outstanding lease commitments were $1 million (30 September 2001: $17 million, 30 June 2002: $Nil).

     Capital Commitments

     At 30 September 2002, capital expenditure amounting to $88 million (30 September 2001: $144 million, 30 June 2002: $85 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

     In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has commitments to acquire Southern Cross capacity of US$83 million, of which US$44 million is due in the year ended 30 June 2003, US$28 million in the year ended 30 June 2004 and US$11 million in the year ended 30 June 2005.

NOTE 7 CONTINGENCIES

     Contingent Assets

     Telecommunications Service Obligation Receivable

     In accordance with the Telecommunications Act 2001 ("the Act") Telecom's costs of meeting the Telecommunications Service Obligation ("TSO") are to be shared between industry participants.

     Telecom is entitled to receive from other industry participants a contribution towards the TSO costs for the period 20 December 2001 to 30 September 2002.

     The amount that Telecom will receive as a contribution towards its TSO costs is currently uncertain and will be set by the Commerce Commission through the process specified in the Act. This process is currently ongoing. Accordingly a receivable was not recognised in the Statement of Financial Position at 30 September or 30 June 2002.

     Contingent Liabilities

     Lawsuits and Other Claims

     In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and damages.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
     ---------------------------------------------------------------------------

     NOTES TO THE CONDENSED FINANCIAL STATEMENTS
     (CONTINUED)

NOTE 7 CONTINGENCIES (continued)

     On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

     Bank Guarantees

     AAPT had issued bank guarantees totalling A$1 million as at 30 September 2002 (30 September 2001: A$12 million).

     Cross Border Lease Guarantees

     Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 8 SIGNIFICANT EVENTS AFTER BALANCE DATE

     On 11 November 2002, the Board of Directors approved the payment of a first quarter dividend of $94 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
     ---------------------------------------------------------------------------

     NOTES TO THE CONDENSED FINANCIAL STATEMENTS
     (CONTINUED)

NOTE 9 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

     ===============================================================================================================
                                                                                 Three months ended       Year ended
                                                                                    30 September           30 June
                                                                                 2002          2001          2002
     (Dollars in millions)                                                        NZ$          NZ$            NZ$
     ---------------------------------------------------------------------------------------------------------------
     Net earnings/(loss) attributable to shareholders                                146           151          (188)
     Adjustments to reconcile net earnings to net cash flows from operating activities:
       Depreciation and amortisation                                                 201           198           815
       Bad and doubtful accounts                                                      12            15            60
       Deferred income tax                                                             9           (22)           49
       Share of losses of associate companies                                          -             -             1
       Minority interests in losses of subsidiaries                                    -             -            (3)
       Abnormal expenses                                                               -             -           862
       Other                                                                           -           (12)          (23)
     Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
       Decrease/(increase) in accounts receivable and related items                   46          (139)         (105)
       Increase/(decrease) in inventories                                              3           (61)            4
       Increase in current taxation                                                   81           112             8
       Decrease in provisions                                                         (1)           (1)          (51)
       (Decrease)/increase in accounts payable and related items                     (39)            7           (78)
                                                                              ------------------------    ----------
     Net cash flows from operating activities                                        458           248         1,351
                                                                              ========================    ==========

NOTE 10 QUARTERLY FINANCIAL INFORMATION

     ====================================================================================================================
                                                                                                   Net
                                                                               Earnings/        earnings/
                                                                               deficit           (loss)            Net
                                       Operating       Abnormal                before         attributable      earnings/
                                        revenues       expenses      EBITDA*   interest            to            (loss)
                                                                               and tax       shareholders       per share
     (Dollars in millions,
     except per share amounts)            NZ$             NZ$          NZ$        NZ$              NZ$
     --------------------------------------------------------------------------------------------------------------------
     Quarter ended:
        30 September 2002                  1,306              -        541        340              146             0.078
                                  ---------------------------------------------------------------------------------------
                                           1,306              -        541        340              146             0.078
                                  =======================================================================================
     Quarter ended:
        30 September 2001                  1,406              -        537         339              151            0.081
        31 December 2001                   1,439              -        564         360              161            0.087
        31 March 2002                      1,365              -        573         366              168            0.090
        30 June 2002                       1,327           (862)      (271)       (477)            (668)          (0.357)
                                  ---------------------------------------------------------------------------------------
     Year ended 30 June 2001               5,537           (862)     1,403         588             (188)          (0.101)
                                  =======================================================================================

     * Earnings before interest, taxation, depreciation and amortisation

     Earnings/(loss) per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

[LOGO OF TELECOM COMPANY]

MANAGEMENT COMMENTARY

12 NOVEMBER 2002

RESULTS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2002

--------------------------------------------------------------------------------
Note: All monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.
--------------------------------------------------------------------------------

OVERVIEW OF CONSOLIDATED RESULTS

Telecom recorded a net profit of $146 million for the three months ended 30 September 2002 ("Q1 2002-03"), compared to a profit of $151 million for the three months ended 30 September 2001 ("Q1 2001-02"), a decrease of 3.3%. Reported earnings for Q1 2002-03 represented Earnings Per Share ("EPS") of 7.8 cents, compared to EPS of 8.1 cents for Q1 2001-02.

Included in Q1 2001-02 earnings was a gain on prepayment of a cross-border lease of $14 million (after tax) and gains on the sale of international network capacity of $11 million (after tax). Partly offsetting this, the amortisation charge in Q1 2002-03 was $9 million lower than the amortisation charge in Q1 2001-02 due to the write-down at 30 June 2002 of goodwill associated with Telecom's investment in AAPT. On an adjusted basis, Q1 2002-03 earnings represented an increase of 8.1% on Q1 2001-02, as shown by the table below.

=============================================================================
TELECOM GROUP ADJUSTED EARNINGS                  QUARTER ENDED 30 SEPTEMBER
(ALL FIGURES NET OF TAX)                         2002       2001      CHANGE
                                                  $M         $M         %
-----------------------------------------------------------------------------
Reported net earnings                               146        151       (3.3)
Less:
  Cross-border lease gain                             -        (14)
  Capacity sales                                      -        (11)
Add:
  Amortisation of written-down AAPT goodwill          -          9
                                               ------------------------------
Adjusted net earnings                               146        135        8.1
=============================================================================

Adjusted for the items set out above, EPS increased by 6.8%.

Reported earnings are summarised in the table below.

=============================================================================
TELECOM GROUP REPORTED EARNINGS                  QUARTER ENDED 30 SEPTEMBER
                                                 2002       2001      CHANGE
                                                  $M         $M         %
-----------------------------------------------------------------------------
Operating revenues                                1,306      1,406       (7.1)
Operating expenses                                 (765)      (869)     (12.0)
                                               ------------------------------
EBITDA*                                             541        537        0.7
Depreciation and amortisation                      (201)      (198)       1.5
                                               ------------------------------
Earnings from operations                            340        339        0.3
Net interest expense                               (103)       (98)       5.1
                                               ------------------------------
Earnings before tax                                 237        241       (1.7)
Tax expense                                         (91)       (90)       1.1
                                               ------------------------------
Net earnings                                        146        151       (3.3)
=============================================================================

* Earnings Before Interest, Taxation, Depreciation and Amortisation

The 7.1% decrease in reported revenue resulted from lower resale revenue, reflecting AAPT's focus on improving margins in its resale business rather than pursuing revenue growth, and lower international calling revenues as a result of decreases in the rates used for reciprocal transfers of minutes between Telecom and other carriers. Q1 2002-03 other operating revenues were also lower than the previous year due to the cross border lease and capacity sale gains recorded in Q1 2001-02.

Operating expenses decreased 12.0%, principally due to lower cost of sales. Cost of sales reduced as a result of the decrease in resale volumes and the decrease in rates for reciprocal transfers of international business referred to above, as well as improved cost per minute for fixed voice and mobile traffic in Australia.

Depreciation and amortisation expense increased by 1.5%. Increased depreciation resulting from investment in new infrastructure was largely offset by reduced amortisation expense due to the write-down of AAPT goodwill discussed above.

Net interest expense increased by 5.1% as a result of lower capitalised interest and a shift in the maturity profile of debt, while taxation expense remained relatively stable.

OVERVIEW OF SEGMENTAL RESULTS

In the 2002 financial year, Telecom reorganised the way it reports its financial results in line with the way the Telecom Group is operated and managed. Results are now reported for six operating segments, being NZ Wireline; NZ Mobile; International; Internet and Directories Services; (collectively forming NZ Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations were $340 million for Q1 2002-03, compared to $339 million for Q1 2001-02. The tables following detail revenues, expenses and earnings from operations by reporting segment.

BREAKDOWN OF GROUP RESULTS

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
--------------------------------------------------------------------------------
NZ OPERATIONS
Operating revenues                                936          961         (2.6)
Operating expenses*                              (546)        (583)        (6.3)
                                           ------------------------------------
Earnings from operations                          390          378          3.2

AUSTRALIAN OPERATIONS
Operating revenues                                391          457        (14.4)
Operating expenses*                              (391)        (469)       (16.6)
                                           ------------------------------------
Earnings from operations                            -          (12)       100.0

CORPORATE and OTHER
Operating revenues                                  -           21       (100.0)
Operating expenses*                               (50)         (48)         4.2
                                           ------------------------------------
Earnings from operations                          (50)         (27)       (85.2)

ELIMINATIONS#
Operating revenues                                (21)         (33)       (36.4)
Operating expenses*                                21           33        (36.4)
                                           ------------------------------------
                                                    -            -            -
TELECOM GROUP
Operating revenues                              1,306        1,406         (7.1)
Operating expenses*                              (966)      (1,067)        (9.4)
                                           ------------------------------------
Earnings from operations                          340          339          0.3
===============================================================================

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

SEGMENTAL RESULTS - NEW ZEALAND OPERATIONS

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M            %
--------------------------------------------------------------------------------
NZ WIRELINE
Operating revenues                                692          711         (2.7)
Operating expenses*                              (376)        (408)        (7.8)
                                           ------------------------------------
Earnings from operations                          316          303          4.3

NZ MOBILE
Operating revenues                                189          180          5.0
Operating expenses*                              (157)        (165)        (4.8)
                                           ------------------------------------
Earnings from operations                           32           15        113.3

INTERNATIONAL
Operating revenues                                 96          139        (30.9)
Operating expenses*                               (88)        (108)       (18.5)
                                           ------------------------------------
Earnings from operations                            8           31        (74.2)

INTERNET AND DIRECTORIES SERVICES
Operating revenues                                 85           78          9.0
Operating expenses*                               (51)         (49)         4.1
                                           ------------------------------------
Earnings from operations                           34           29         17.2

ELIMINATIONS#
Operating revenues                               (126)        (146)       (13.7)
Operating expenses*                               126          146        (13.7)
                                           ------------------------------------
                                                    -            -            -
NZ OPERATIONS
Operating revenues                                936          961         (2.6)
Operating expenses*                              (546)        (583)        (6.3)
                                           ------------------------------------
Earnings from operations                          390          378          3.2
===============================================================================

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

SEGMENTAL RESULTS - AUSTRALIAN OPERATIONS

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------

AUSTRALIAN CONSUMER
Operating revenues                                187          239        (21.8)
Operating expenses*                              (181)        (242)       (25.2)
                                           ------------------------------------
Earnings from operations                            6           (3)       300.0

AUSTRALIAN BUSINESS AND INTERNET SERVICES
Operating revenues                                210          221         (5.0)
Operating expenses*                              (216)        (230)        (6.1)
                                           ------------------------------------
Earnings from operations                           (6)          (9)        33.3

ELIMINATIONS#
Operating revenues                                 (6)          (3)       100.0
Operating expenses*                                 6            3        100.0
                                           ------------------------------------
                                                    -            -            -
AUSTRALIAN OPERATIONS
Operating revenues                                391          457        (14.4)
Operating expenses*                              (391)        (469)       (16.6)
                                           ------------------------------------
Earnings from operations                            -          (12)       100.0
===============================================================================

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

SEGMENTAL RESULTS - AUSTRALIAN OPERATIONS IN AUSTRALIAN DOLLARS

Reported results for the Australian segments are impacted by movements in the A$:NZ$ exchange rate. The underlying A$ results are summarised below.

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
AUSTRALIAN DOLLAR RESULTS                     2002         2001        CHANGE
                                               A$M         A$M           %
-------------------------------------------------------------------------------
AUSTRALIAN CONSUMER
Operating revenues                                160          195        (17.9)
Operating expenses*                              (155)        (197)       (21.3)
                                           ------------------------------------
Earnings from operations                            5           (2)       350.0

AUSTRALIAN BUSINESS AND INTERNET SERVICES
Operating revenues                                179          181         (1.1)
Operating expenses*                              (184)        (190)        (3.2)
                                           ------------------------------------
Earnings from operations                           (5)          (9)        44.4

ELIMINATIONS#
Operating revenues                                 (5)          (3)        66.7
Operating expenses*                                 5            3         66.7
                                           ------------------------------------
                                                    -            -            -
AUSTRALIAN OPERATIONS
Operating revenues                                334          373        (10.5)
Operating expenses*                              (334)        (384)       (13.0)
                                           ------------------------------------
Earnings from operations                            -          (11)       100.0
===============================================================================

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

LIQUIDITY AND CAPITAL RESOURCES

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------
CASH FLOWS
Net cash flows from/(applied to):
   Operating activities                           458          248         84.7
   Investing activities                          (102)        (604)       (83.1)
   Financing activities                          (294)         363       (181.0)
                                           ----------   ----------   ----------
Net cash flow                                      62            7        785.7
===============================================================================

Net cash flows from operating activities were $458 million in Q1 2002-03, an increase of $210 million from Q1 2001-02. This resulted from increased cash received from customers (primarily due to favourable movements in receivables) and lower payments to suppliers and employees (due to reduced operating expenses). Strong operating cash flows coupled with reduced investing cash flows, reflecting lower capital expenditure and investment purchases, allowed a reduction in debt during Q1 2002-03. Total long and short-term debt decreased from $5,612 million at 30 June 2002 to $5,409 million at 30 September 2002, a reduction of $203 million during the quarter.

DIVIDENDS

Telecom will pay a fully imputed first quarter dividend of 5.0 cents per ordinary share in December 2002. The first quarter dividend in relation to the three months ended 30 September 2001 was also 5.0 cents per ordinary share.

Telecom's dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future. As a matter of practice, Telecom intends to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

========================================================================
FIRST QUARTER DIVIDENDS

Ordinary Shares                                                5.0 cents
American Depositary Shares                               *US 18.84 cents

Supplementary dividend (to non-resident shareholders)
    Per ordinary share                                        0.88 cents
    Per American Depositary Share                         *US 3.32 cents

"Ex" dividend dates
    New Zealand Stock Exchange                           2 December 2002
    Australian Stock Exchange                           25 November 2002
    New York Stock Exchange                             27 November 2002

Books closing dates
    New Zealand, Australian Stock Exchanges             29 November 2002
    New York Stock Exchange                             28 November 2002

Payment dates
    New Zealand, Australia                              13 December 2002
    New York                                            20 December 2002
========================================================================

* Based on an exchange rate at 30 September 2002 of NZ$1.00 to US$0.4709.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

Four reporting segments together constitute NZ Operations. These are NZ Wireline; NZ Mobile; International; and Internet & Directories Services. The consolidated results for NZ Operations are set out in the table below.

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002        2001         CHANGE
                                               $M          $M            %
-------------------------------------------------------------------------------
OPERATING REVENUES
   Local Service                                  260          256          1.6
   Calling                                        281          308         (8.8)
   Interconnection                                 26           23         13.0
   Cellular and other mobile                      140          130          7.7
   Internet                                        32           25         28.0
   Data                                           114          115         (0.9)
   Other operating revenue                         83          104        (20.2)
                                           ------------------------------------
                                                  936          961         (2.6)
OPERATING EXPENSES
   Operations and support expenses                401          438         (8.4)
                                           ------------------------------------

EBITDA                                            535          523          2.3

Depreciation and amortisation                     145          145            -
                                           ------------------------------------

Earnings from operations                          390          378          3.2

EARNINGS FROM OPERATIONS BY SEGMENT
   NZ Wireline                                    316          303          4.3
   NZ Mobile                                       32           15        113.3
   International                                    8           31        (74.2)
   Internet and Directories Services               34           29         17.2
                                           ------------------------------------
                                                  390          378          3.2
===============================================================================

An analysis of NZ Operations results by segment follows.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

NZ WIRELINE

The NZ Wireline segment comprises Telecom's fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ WIRELINE - RESULTS OF OPERATIONS

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------

OPERATING REVENUES
   Local Service                                  261          256          2.0
   Calling                                        234          240         (2.5)
   Interconnection                                 23           31        (25.8)
   Data                                           128          126          1.6
   Other operating revenue                         46           58        (20.7)
                                           ------------------------------------
                                                  692          711         (2.7)
OPERATING EXPENSES
   Operations and support expenses                286          313         (8.6)
                                           ------------------------------------
EBITDA                                            406          398          2.0

Depreciation                                       90           95         (5.2)
                                           ------------------------------------
Earnings from operations                          316          303          4.3
===============================================================================

OVERVIEW OF RESULTS

Total operating revenue in Q1 2002-03 decreased by 2.7% compared to the Q1 2001-02. Operations and support expenses however declined more significantly, down 8.6%. This led to an increase in EBITDA of 2.0%. Lower depreciation expense meant that total earnings from operations for NZ Wireline grew 4.3%.

Reduced interconnection and other operating revenues were the primary causes of the decrease in total revenue for the Wireline segment.

The decrease in operating expenses reflects lower cost of sales, as well as lower other operating expenses.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

LOCAL SERVICE REVENUE

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
BUSINESS & RESIDENTIAL ACCESS
Revenue ($m)                                      215          206          4.4
Access lines
    Residential (000s)                          1,406        1,369          2.7
    Business (000s)                               304          312         (2.6)
Centrex lines (000s)                               78           74          5.4

NON-CHARGEABLE LOCAL CALLS
Call minutes (m)                                6,431        5,671         13.4

LOCAL CALLS*
Revenue ($m)                                       29           30         (3.3)
Call minutes (m)                                  807          835         (3.4)

SMARTPHONE, MESSAGING AND CALL TRACK
Revenue ($m)                                       17           20        (15.0)
===============================================================================

* Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

Business and residential access revenue increased by 4.4%. This was principally the result of changes in service pricing. Telecom increased standard monthly line rentals for residential customers and the optional wiring maintenance service charge effective from 1 February 2002.

The decrease in business access lines led to the decrease in revenue from local calls, while smartphone and messaging revenues also decreased.

CALLING REVENUE

Calling revenue is broken down as follows:

===============================================================================
                                               QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------
CALLING REVENUE
National                                          178          180         (1.1)
International                                      45           47         (4.3)
Other                                              11           13        (15.4)
                                           ------------------------------------
                                                  234          240         (2.5)
===============================================================================

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

NATIONAL CALLING REVENUE

===============================================================================
                                               QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
NATIONAL CALLS
Revenue ($m)                                       70           68          2.9
Call minutes (m)                                  512          533         (3.9)
Average price (cents)                            13.7         12.8          7.0

CALLS TO CELLULAR NETWORKS
Revenue ($m)                                       74           78         (5.1)
Interconnect cost ($m)                             56           58         (3.4)
                                           ------------------------------------
Gross margin ($m)                                  18           20        (10.0)

Call minutes (m)                                  162          168         (3.6)
Average price (cents)                            45.7         46.4         (1.5)

NATIONAL 0800
Revenue ($m)                                       31           31            -
Call minutes (m)                                  190          191         (0.5)
Average price (cents)                            16.3         16.2         (0.6)

OPERATOR SERVICES
Revenue ($m)                                        3            3            -
===============================================================================

In total, national calling revenue for Q1 2002-03 decreased 1.1% compared to Q1 2001-02. This was the result of lower revenue from calls to cellular networks, partly offset by higher revenue from national calls.

The increase in revenue from national calls occurred despite a decrease in total call minutes. This resulted from higher wholesale revenue and a reduction in loyalty points being redeemed for free calling with the transition from the Talking Points programme to Fly Buys (where rewards are generally redeemed for third party products).

Revenue from calls to cellular networks fell by 5.1% as a result of lower call minutes coupled with a lower price per minute. The interconnect cost for calls to cellular networks decreased as a result of the lower call minutes.

National 0800 for Q1 2002-03 was unchanged from Q1 2001-02, reflecting stable call minutes and prices.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

INTERNATIONAL CALLING REVENUE

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
INTERNATIONAL CALLING
Revenue ($m)                                       45           47         (4.3)
Call minutes (m)                                  143          165        (13.3)
Average price (cents)                            31.5         28.5         10.5
===============================================================================

The international calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue for the year is the result of a decrease in call minutes, partly offset by an increase in the average price per minute (as a result of increased charges for international calls to mobile phones).

INTERCONNECTION REVENUE

The decrease in interconnection revenue relates mainly to interconnect revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In Q1 2001-02 NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnect revenue and cost of sale), whereas in Q1 2002-03 this interconnection relationship is now directly between Telecom Mobile and the other mobile operators. Interconnection revenue from other carriers is also lower for Q1 2002-03 compared with Q1 2001-02. Future interconnect revenues will be impacted by the Commerce Commission's recent determination on interconnect pricing (see "Competitive and Regulatory Environment - New Zealand - Interconnect").

DATA REVENUE

===============================================================================
                                               QUARTER ENDED 30 SEPTEMBER
                                              2002         2001       CHANGE
                                               $M           $M          %
-------------------------------------------------------------------------------
DATA REVENUE
Digital Data Service                               22           27        (18.5)
Lanlink                                            18           16         12.5
Frame Relay                                         7            5         40.0
Other leased data                                  12           15        (20.0)
ADSL                                               12            7         71.4
IP Net/Netgate                                     10            9         11.1
ISDN                                               22           22            -
Other data                                         25           25            -
                                           ------------------------------------
                                                  128          126          1.6

Retail data                                        88           84          4.8
Wholesale data                                     40           42         (4.8)
                                           ------------------------------------
                                                  128          126          1.6
===============================================================================

Data revenue for Q1 2002-03 grew by 1.6% compared to Q1 2001-02. Growth was mainly derived from ADSL, Frame Relay and Lanlink, while traditional leased data revenues declined.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

ADSL revenues increased 71.4%, driven by the continued uptake of Telecom's Jetstream service. At 30 September 2002, Telecom had approximately 45,000 Jetstream connections, up from approximately 21,000 at 30 September 2001.

Frame relay revenue increased by 40.0% reflecting a higher number of circuits.

As shown in the preceding table, Telecom's retail data revenue (revenue from sales to end users of services) increased by 4.8%, offsetting a 4.8% decrease in wholesale data revenue (revenue from sales of data services to other entities (including other Telecom operating segments) who on-sell the services to the end user).

OTHER OPERATING REVENUE

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities. The 20.7% decrease was the result of lower internal revenue from the provision of miscellaneous services to other segments.

OPERATING EXPENSES

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
OPERATIONS AND SUPPORT EXPENSES
Labour ($m)                                        63           62          1.6
Cost of sales ($m)                                115          134        (14.2)
Other operating expenses ($m)                     108          117         (7.7)
                                           ------------------------------------
                                                  286          313         (8.6)
PERSONNEL NUMBERS
Total staff at 30 September                     3,445        3,598         (4.3)
===============================================================================

Labour expense has increased marginally in 2002 as a result of salary increases offset by the impact of decreased staff numbers, which have reduced by 4.3% as a result of productivity initiatives.

Cost of sales decreased by 14.2% for the year, as a result of lower international cost of sales reflecting falling wholesale prices, as well as lower cost of sales for interconnect.

Other operating expenses for 2002 decreased by 7.7% compared to the prior year, with reductions across a range of cost categories including computer costs and bad debts.

DEPRECIATION

Depreciation expense decreased by $5 million (5.2%) in 2002. This is due to a small reduction in the network asset base, in part due to reduced levels of capital expenditure.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

NZ MOBILE

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

NZ MOBILE - RESULTS OF OPERATIONS

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------
OPERATING REVENUES
   Cellular revenue                               121          120          0.8
   Mobile data                                      6            2        200.0
   Other mobile                                    13            9         44.4
                                           ------------------------------------
   Total cellular and other mobile                140          131          6.9
   Interconnection                                 49           49            -
                                           ------------------------------------
                                                  189          180          5.0
OPERATING EXPENSES
   Operations and support expenses                117          129         (9.3)
                                           ------------------------------------

EBITDA                                             72           51         41.2

Depreciation and amortisation                      40           36         11.1
                                           ------------------------------------

Earnings from operations                           32           15        113.3
===============================================================================

OVERVIEW OF RESULTS

Total operating revenues grew 5.0%, as a result of increased mobile data and other mobile revenues. Operating expenses decreased by 9.3%, mainly as a result of lower other operating expenses due to successful renegotiations with key suppliers.

The impact of growth in revenues coupled with decreasing operating expenses was a 41.2% increase in EBITDA. Earnings from operations increased by 113.3%, despite an 11.1% increase in depreciation and amortisation.

NZ MOBILE REVENUE

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------
Total mobile revenue                              189          180          5.0
Mobile cost of sales                               63           66         (4.5)
                                           ------------------------------------
Mobile gross margin                               126          114         10.5
-------------------------------------------------------------------------------

Total mobile revenue increased by 5.0%, while cost of sales decreased by 4.5%. This resulted in growth in the mobile gross margin of 10.5%. The main reason for decreasing cost of sales was lower customer acquisition costs as the number of new subscribers has fallen with the reduction in handset subsidies.

Interconnection revenue, primarily from PSTN to cellular calling, was unchanged at $49 million. Other mobile revenue increased by $4 million. The increase was the result of higher revenue from equipment sales as handset prices have increased due to the reduction in handset subsidies.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
CELLULAR REVENUE
Cellular revenue (including mobile data) ($ m)    127          122          4.1
Call minutes (m)                                  276          271          1.8

Connections at period end (000s)
    Postpaid                                      513          497          3.2
    Prepaid                                       519          590        (12.0)
    Third party prepaid                           216          223         (3.1)
                                           ------------------------------------
Total                                           1,248        1,310         (4.7)

AVERAGE REVENUE PER USER (ARPU)
ARPU - $ per month
    Postpaid                                     73.8         71.2          3.7
    Prepaid                                       7.1          6.4         10.9
    Third party prepaid                           2.8          2.9         (3.4)
Total                                            33.1         30.9          7.1

Total ARPU including interconnection             45.7         43.4          5.3
-------------------------------------------------------------------------------

Cellular revenue increased 4.1% for Q1 2002-03 compared to Q1 2001-02, reflecting higher ARPUs. Total connections declined by 4.7% due to a shift in focus from connection growth to targeting higher value customers. This was reflected in the decline in the pre-paid base. Total ARPU increased 7.1%, reflecting lower value customers dropping out of the pre-paid base and an increasing proportion of CDMA subscribers in the post-paid base. An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability.

At 30 September 2002, Telecom had approximately 1,248,000 cellular connections in New Zealand, down from 1,310,000 at 30 September 2001. Of the 2002 total, 41.1% were postpaid customers, while 58.9% were prepaid customers. Telecom commercially launched its CDMA mobile network in July 2001. At 30 September 2002 there were approximately 194,000 customers connected to the CDMA network, representing 15.5% of the total customer base. Of the CDMA customer base, 80.9% are postpaid subscribers. Approximately 12,000 of Telecom's CDMA connections are 1XRTT capable.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

OPERATING EXPENSES

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
OPERATIONS AND SUPPORT EXPENSES
Labour ($m)                                        10           10            -
Cost of sales ($m)                                 63           66         (4.5)
Other operating expenses ($m)                      44           53        (17.0)
                                           ------------------------------------
                                                  117          129         (9.3)
PERSONNEL NUMBERS
Total staff at 30 September                       472          463          1.9
===============================================================================

Labour expense for Q1 2002-03 was unchanged from Q1 2001-02, reflecting relatively stable staff numbers.

The reduction in cost of sales is discussed above in relation to the mobile gross margin.

Other operating expenses decreased by $9 million (17.0%). Favourable outcomes have been achieved through renegotiation of contracts with key suppliers of network related services.

DEPRECIATION AND AMORTISATION

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------
DEPRECIATION AND AMORTISATION
Depreciation                                       38           34         11.8
Amortisation                                        2            2            -
                                           ------------------------------------
                                                   40           36         11.1
===============================================================================

The increase in depreciation expense of $4 million is mainly due to capital expenditure in the year ended 30 June 2002.

                                                                   INTERNATIONAL
--------------------------------------------------------------------------------

INTERNATIONAL

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

INTERNATIONAL - RESULTS OF OPERATIONS

===============================================================================
                                               QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                               $M           $M           %
-------------------------------------------------------------------------------
OPERATING REVENUES
   International calling                           74           95        (22.1)
   Data                                            15           20        (25.0)
   Other operating revenue                          7           24        (70.8)
                                           ------------------------------------
                                                   96          139        (30.9)
OPERATING EXPENSES
   Operations and support expenses                 76           97        (21.6)
                                           ------------------------------------

EBITDA                                             20           42        (52.4)

Depreciation                                       12           11          9.1
                                           ------------------------------------

Earnings from operations                            8           31        (74.2)
===============================================================================

OVERVIEW OF RESULTS

Total operating revenue decreased by 30.9%. Lower calling revenue was the result of lower rates used in bilateral agreements and a strengthening New Zealand dollar as well as lower outward calling and transit revenues. The decrease in other operating revenue reflects the fact that $16 million of network capacity sales were recorded in Q1 2001-02.

Operating expenses decreased by 21.6%, principally as a result of lower cost of sales due to the lower rates applied in bilateral agreements as well as the effect of the strengthening New Zealand dollar.

EBITDA decreased by $22 million, reflecting $16 million of capacity sales in Q1 2001-02 and a $6 million decrease in the transit margin. Coupled with a small increase in depreciation, this led to a decrease in earnings from operations of 74.2%.

INTERNATIONAL CALLING REVENUE

The international calling revenue in International represents wholesale "outward" calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers' networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks.

                                                                   INTERNATIONAL
--------------------------------------------------------------------------------

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002        2001         CHANGE
                                               $M          $M            %
-------------------------------------------------------------------------------
INTERNATIONAL CALLING MARGIN
Outwards revenue                                   30           35        (14.3)
Inwards revenue                                    32           42        (23.8)
Outpayment and interconnect expense               (45)         (59)       (23.7)
                                           ------------------------------------
International margin before transits               17           18         (5.6)
Transit margin                                     12           18        (33.3)
                                           ------------------------------------
Total international calling margin                 29           36        (19.4)
==============================================================================

Revenue from outwards calling decreased as a result of both a fall in outwards minutes (reflecting lower international calling volumes from the NZ Wireline segment) and a decrease in the price per minute. Despite an increase in inwards calling minutes, inwards revenue decreased by 23.8% as a result of further re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. The impact of the re-negotiated agreements on both revenue and cost of sales was approximately $10 million for Q1 2002-03 compared to Q1 2001-02. As a result, the international margin before transits remained relatively stable.

The international segment's results were adversely impacted by a strengthening New Zealand dollar. A significant portion of the International segment's revenues (primarily inwards calling and transits) and expenses are denominated in US dollars. The average NZD:USD exchange rate for Q1 2002-03 is approximately 12.5% higher than the average rate for Q1 2001-02. This has led to lower revenues, expenses and earnings in Q1 2002-03 compared to Q1 2001-02.

The net margin from transit traffic decreased by 33.3%, due to a significant fall in the price per minute for transit traffic, more than offsetting growth in transit minutes. This led to a decrease in the total international calling margin of 19.4% for Q1 2002-03 compared to Q1 2001-02. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate.

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
OUTWARD CALLS
Revenue ($m)                                       30           35        (14.3)
Call minutes (m)                                  212          241        (12.0)
Average price (cents)                            14.2         14.5         (2.1)

INWARD CALLS
Revenue ($m)                                       32           42        (23.8)
Call minutes (m)                                  218          201          8.5
Average price (cents)                            14.7         20.9        (29.7)

TRANSIT CALL MARGIN
Revenue ($m)                                       12           18        (33.3)
Call minutes (m)                                  353          305         15.7
Average price (cents)                             3.4          5.9        (42.4)
===============================================================================

                                                                   INTERNATIONAL
--------------------------------------------------------------------------------

DATA REVENUE

Data revenue decreased by 25.0%. This was the result of lower pricing for data services provided to other segments (particularly for international internet carriage) and the expiry of a leased circuit contract subsequent to Q1 2001-02.

OTHER OPERATING REVENUE

Other operating revenue decreased by $17 million. The decrease reflects gains on the sale of network capacity of $16 million recorded in Q1 2001-02. There were no network capacity sales in Q1 2002-03.

OPERATING EXPENSES

===============================================================================
                                                QUARTER ENDED 30 SEPTEMBER
                                              2002         2001        CHANGE
                                                                         %
-------------------------------------------------------------------------------
OPERATIONS AND SUPPORT EXPENSES
Labour ($m)                                         6            5         20.0
Cost of sales ($m)                                 57           76        (25.0)
Other operating expenses ($m)                      13           16        (18.8)
                                           ------------------------------------
                                                   76           97        (21.6)
PERSONNEL NUMBERS
Total staff at 30 September                       217          207          4.8
================================================================================

Increased labour expense reflects higher staff numbers.

Cost of sales decreased by 25.0%, reflecting decreased outward volumes and lower cost per minute for outpayment.

Other operating expenses decreased by 18.8% as a result of lower cable maintenance costs.

DEPRECIATION

Depreciation expense increased by $1 million (9.1%). This is due to depreciation commencing on recently acquired international cable capacity.

                                               INTERNET AND DIRECTORIES SERVICES
--------------------------------------------------------------------------------
INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra - a New Zealand Internet service provider focused predominately on the consumer and small business market.

Telecom Directories - publishes White Pages/TM/ and Yellow Pages(R) directories in New Zealand.

INTERNET AND DIRECTORIES SERVICES - RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002      2001      CHANGE
                                                      $M        $M         %
-------------------------------------------------------------------------------

OPERATING REVENUES
 Internet                                              32        23        39.1
 Directories                                           53        55        (3.6)
                                                     --------------------------
                                                       85        78        9.0
OPERATING EXPENSES
 Operations and support expenses                       48        46        4.3
                                                     --------------------------
EBITDA                                                 37        32        15.6

Depreciation                                            3         3           -
                                                     --------------------------

Earnings from operations                               34        29        17.2
-------------------------------------------------------------------------------

OVERVIEW OF RESULTS

Total revenue grew by 9.0%. The key driver of revenue growth was Internet revenue, which was up 39.1%.

In comparison, operating expenses increased by 4.3%, leading to EBITDA growth of 15.6% and growth in earnings from operations of 17.2%.

INTERNET REVENUE
-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002      2001      CHANGE
                                                                           %
-------------------------------------------------------------------------------

INTERNET REVENUE
Internet revenue ($m)                                  32        23        39.1
Active dial-up customers at quarter end (000s)        400       309        29.4
Total dial-up hours (m)                              37.8      28.0        35.0
Average hours per active dial-up customer per month  31.8      30.2         5.3
-------------------------------------------------------------------------------

Xtra's Internet revenue increased by 39.1%. This mainly reflects growth in active customer numbers (up 29.4%) and a revised pricing structure (effective from October 2001).

                                               INTERNET AND DIRECTORIES SERVICES
--------------------------------------------------------------------------------

Directories Revenue

Directories decreased by 3.6%. This reflected changes in the timing of directory publication. An additional regional directory and an additional local directory were published in Q1 2001-02 compared to Q1 2002-03.

OPERATING EXPENSES
-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002      2001      CHANGE
                                                                           %
-------------------------------------------------------------------------------
OPERATIONS AND SUPPORT EXPENSES
Labour ($m)                                             11        10       10.0
Cost of sales ($m)                                      20        18       11.1
Other operating expenses ($m)                           17        18       (5.5)
                                                     --------------------------
                                                        48        46        4.3
PERSONNEL NUMBERS
Total staff at 30 September                            661       678       (2.5)
-------------------------------------------------------------------------------

Labour costs increased slightly despite lower staff numbers, due to lower labour costs capitalised and higher other personnel costs.

The increase in cost of sales reflects growth in volumes of Internet business. Other operating expenses were comparatively stable.

DEPRECIATION

Depreciation expense in Q1 2002-03 was unchanged from the comparable prior period.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business & Internet Services. The consolidated results for Australian Operations are set out in the table below.

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002      2001      CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
OPERATING REVENUES
 Local Service                                          13        11       18.2
 Calling                                               139       156      (10.9)
 Interconnection                                        10         5      100.0
 Cellular and other mobile                              57        71      (19.7)
 Internet                                               26        27       (3.7)
 Data                                                   52        51        2.0
 Resale                                                 77       115      (33.0)
 Other operating revenue                                17        21      (19.0)
                                                     --------------------------
                                                       391       457      (14.4)
OPERATING EXPENSES
 Operations and support expenses                       353       440      (19.8)
                                                     --------------------------
EBITDA                                                  38        16      137.5

Depreciation and amortisation                           38        29       31.0
                                                     --------------------------
Earnings from operations                                 -       (12)     100.0

EARNINGS FROM OPERATIONS BY SEGMENT
 Australian Consumer                                     6        (3)     300.0
 Australian Business and Internet Services              (6)       (9)      33.3
                                                     --------------------------
                                                         -       (12)     100.0

-------------------------------------------------------------------------------

An analysis of Australian Operations results by segment follows.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by AAPT Mobile (previously known as CellularOne).

Australian Consumer - Results of Operations
-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
OPERATING REVENUES
 Calling                                                69        80      (13.8)
 Cellular and other mobile                              55        71      (22.5)
 Internet                                                2         3      (33.3)
 Resale                                                 60        84      (28.6)
 Other operating revenue                                 1         1          -
                                                     --------------------------
                                                       187       239      (21.8)
OPERATING EXPENSES
 Operations and support expenses                       172       234      (26.5)
                                                     --------------------------
EBITDA                                                  15         5      200.0

Depreciation and amortisation                            9         8       12.5
                                                     --------------------------
Earnings from operations                                 6        (3)     300.0
-------------------------------------------------------------------------------

OVERVIEW OF RESULTS

EBITDA grew 200.0% as a result of improved revenue mix and reduced cost of sales. Calling, cellular and other mobile and resale revenues all decreased. Lower revenues principally reflect a focus on pursuing higher value customers. AAPT made the decision not to offer full service to new customers, as the strategy moved from servicing all customers to being more selective and servicing higher value customers only. Operating expenses fell by 26.5% as cost of sales decreased.

The increased depreciation expense reflected the commencement of depreciation on network infrastructure investment.

Reported Australian results have been adversely affected by an appreciation of the New Zealand dollar against the Australian dollar. The average exchange NZD:AUD exchange rate for Q1 2002-03 was 5.5% higher than the average rate for Q1 2001-02. This reduced reported Q1 2002-03 revenues, expenses and earnings compared to Q1 2001-02.

The Australian Consumer segment had approximately 470,000 fixed line customers at 30 September 2002. The revenue decrease mainly resulted from the decision to target higher value customers.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------
CALLING REVENUE

Calling revenue is broken down as follows:
-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
CALLING REVENUE
National                                                56        63      (11.1)
International                                           13        17      (23.5)
                                                     --------------------------
                                                        69        80      (13.8)
-------------------------------------------------------------------------------

NATIONAL CALLING REVENUE
-------------------------------------------------------------------------------

                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------

NATIONAL CALLS
Revenue ($m)                                            24        30      (20.0)
Call minutes (m)                                       170       193      (11.9)
Average price (A$ cents*)                             11.8      12.4       (4.8)

CALLS TO CELLULAR NETWORKS
Revenue ($m)                                            32        33       (3.0)
Call minutes (m)                                        65        68       (4.4)
Average price (A$ cents*)                             41.5      39.7        4.5
-------------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 20.0% as a result of a decline in average price per minute and falling call minutes due to lower customer numbers.

Revenue from calls to cellular networks was relatively stable reflecting declining call minutes offset by an increase in the average price per minute.

INTERNATIONAL CALLING REVENUE
-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------
INTERNATIONAL CALLING REVENUE
International calling revenue ($m)                      13        17      (23.5)
Call minutes (m)                                        43        53      (18.9)
Average price (A$ cents*)                             25.6      26.4       (3.0)
-------------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

Australian Consumer's international revenues come from outward calls originated by AAPT customers. International revenue was $13 million in Q1 2002-03, a decrease of 23.5% from Q1 2001-02. The decline in international revenue primarily reflects decreased call minutes. This decline in minutes is driven by a reduction in customer numbers and a change in customer calling profiles.

CELLULAR AND OTHER MOBILE

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------
CELLULAR AND OTHER MOBILE
Cellular and other mobile revenue ($m)                  55        71      (22.5)
Mobile cost of sales ($m)                              (44)      (64)     (31.3)
                                                     --------------------------
Mobile gross margin ($m)                                11         7       57.1

Connections at period end (000s)                       269       227       18.5
-------------------------------------------------------------------------------

Cellular and other mobile revenue decreased by 22.5%, principally as a result of lower connection bonuses and equipment sales. However, a 31.3% decrease in cost of sales led to a 57.1% increase in mobile gross margin. The decrease in cost of sales results from the mobile services agreement entered into with Vodafone in November 2001, which reduced the cost per minute for airtime.

RESALE

Resale revenue decreased by $24 million, or 28.6%. The decrease was the result of changes in the way resale services are marketed and priced.

In late September 2001, AAPT announced that it would no longer sell local call services at the point of sale. During Q1 2002-03, AAPT offered local call resale to those customers who were significant users of AAPT's long distance services. Changes to the pricing for existing customers were also implemented, including an administration fee for those full service customers who were low users of long distance services. While these changes have reduced the number of customers with predominately resale services and lowered resale revenue, they have improved the margin obtained on this service. Improved pricing arrangements with suppliers have also impacted margin favourably.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------
OPERATING EXPENSES
-------------------------------------------------------------------------------

                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------
OPERATIONS AND SUPPORT EXPENSES
Labour ($m)                                             11        12       (8.3)
Cost of sales ($m)                                     132       194      (32.0)
Other operating expenses ($m)                           20        21       (4.8)
Allocated costs ($m)                                     9         7       28.6
                                                     --------------------------
                                                       172       234      (26.5)
PERSONNEL NUMBERS
Total staff at 30 September                            659       750      (12.1)
-------------------------------------------------------------------------------

Labour expenses for Q1 2002-03 decreased 8.3% from Q1 2001-02 reflecting lower staff numbers.

Cost of sales decreased by 32.0%, as a result of price negotiation with suppliers and a change in revenue mix away from resale.

Allocated costs represent the Consumer segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" for a discussion of movements in this expense.

DEPRECIATION AND AMORTISATION

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M        $M         %
-------------------------------------------------------------------------------

DEPRECIATION AND AMORTISATION
Depreciation                                             9         7       28.6
Amortisation                                             -         1     (100.0)
                                                     --------------------------
                                                         9         8       12.5
-------------------------------------------------------------------------------

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $2 million due to depreciation commencing on network infrastructure investment.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

AUSTRALIAN BUSINESS AND INTERNET SERVICES

The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT's business, corporate and government customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

AUSTRALIAN BUSINESS AND INTERNET SERVICES - RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------

OPERATING REVENUES
 Local Service                                          13        12        8.3
 Calling                                                70        76       (7.9)
 Cellular and other mobile                               8         6       33.3
 Interconnection                                        10         5      100.0
 Internet                                               24        25       (4.0)
 Data                                                   52        50        4.0
 Resale                                                 17        31      (45.2)
 Other operating revenue                                16        16          -
                                                     --------------------------
                                                       210       221       (5.0)
OPERATING EXPENSES
 Operations and support expenses                       187       208      (10.1)
                                                     --------------------------

EBITDA                                                  23        13       76.9

Depreciation and amortisation                           29        22       31.8
                                                     --------------------------

Earnings from operations                                (6)       (9)      33.3

-------------------------------------------------------------------------------

OVERVIEW OF RESULTS

Total operating revenue decreased by 5.0%. Revenue grew across several categories, particularly data, and interconnection, though this was offset by lower resale and calling revenues. Operating expenses decreased 10.1%, largely due to lower cost of sales.

EBITDA increased by 76.9% as a result of the decrease in expenses partly offset by lower revenues. Despite a 31.8% increase in depreciation expense, losses from operations still reduced by 33.3%.

Reported Australian results have also been adversely affected by an appreciation of the New Zealand dollar against the Australian dollar. The average exchange NZD:AUD exchange rate for Q1 2002-03 was 5.5% higher than the average rate for Q1 2001-02. This reduced reported Q1 2002-03 revenues and expenses compared to Q1 2001-02.

LOCAL SERVICE

Local Service revenue increased by $1 million (8.3%). With AAPT increasing the number of customers directly connected to its network, greater local service revenue is being generated.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

CALLING REVENUE

Calling revenue is broken down as follows:

-------------------------------------------------------------------------------

                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
CALLING REVENUE
National                                                52        53       (1.9)
International                                           16        16          -
Other                                                    2         7      (71.4)
                                                     --------------------------
                                                        70        76       (7.9)
-------------------------------------------------------------------------------

NATIONAL CALLING REVENUE

-------------------------------------------------------------------------------
                                                                      SEPTEMBER
                                                     QUARTER ENDED 30   CHANGE
                                                      2002       2001     %
-------------------------------------------------------------------------------
NATIONAL CALLS
Revenue ($m)                                            24        24          -
Call minutes (m)                                       227       189       20.1
Average price (A$ cents*)                             10.1      11.1       (9.0)

CALLS TO CELLULAR NETWORKS
Revenue ($m)                                            28        29       (3.4)
Call minutes (m)                                        83        82        1.2
Average price (A$ cents*)                             30.1      30.5       (1.3)
-------------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls was unchanged as a result of increased call minutes, offset by a decrease in the average price per minute and an increase in the exchange rate.

Revenue from calls to cellular networks decreased 3.4% reflecting growth in call minutes, offset by a decline in the average price per minute and an increase in the exchange rate. The decline in average price reflects the increasingly competitive nature of the business.

INTERNATIONAL CALLING REVENUE

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------
INTERNATIONAL CALLING REVENUE
International calling revenue ($m)                      16        16          -
Call minutes (m)                                        45        55      (18.2)
Average price (A$ cents*)                             22.2      18.2       22.0
-------------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT customers. International revenue was stable, as the increase in the average price per minute was offset by a decrease in call minutes. The reduction in call minutes is driven by a change in customer calling profiles. The average price per minute increase is primarily driven by destination changes.

INTERNET REVENUE

Internet revenue decreased 4.0%. This principally reflects movements in the exchange rate. Connect's internet revenue in Australian dollars grew approximately 5% as a result of greater ISP access customers and increased traffic.

DATA REVENUE

Data revenue for Q1 2002-03 increased by 4.0% over Q1 2001-02, as a result of a greater customer base in AAPT driven by improved product offerings and sales gains.

RESALE REVENUE

Resale revenue decreased by 45.2% for Q1 2002-03 compared to Q1 2001-02 reflecting a focus on pursuing higher value customers to improve margin.

OTHER OPERATING REVENUE

Other operating revenue, which relates to miscellaneous services provided by AAPT and TCNZA, was unchanged from the previous comparable quarter.

OPERATING EXPENSES

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------
OPERATIONS AND SUPPORT EXPENSES
Labour ($m)                                             25        30      (16.7)
Cost of sales ($m)                                     129       150      (14.0)
Other operating expenses ($m)                           18        18          -
Allocated costs ($m)                                    15        10       50.0
                                                     --------------------------
                                                       187       208      (10.1)
PERSONNEL NUMBERS
Total staff at 30 September                            656       933      (29.7)
-------------------------------------------------------------------------------

Labour expense decreased $5 million (16.7%) as a result of lower staff numbers.

Cost of sales decreased by 14.0%, as a result of lower resale revenues. Improved supplier pricing has also reduced variable costs.

Other operating expenses were unchanged from the previous comparable period.

Allocated costs represent the Business and Internet Services segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" for a discussion of movements in this expense.

DEPRECIATION AND AMORTISATION

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
DEPRECIATION AND AMORTISATION
Depreciation                                            28        20       40.0
Amortisation                                             1         2      (50.0)
                                                     --------------------------
                                                        29        22       31.8
-------------------------------------------------------------------------------

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $8 million (40.0%) due to depreciation commencing on network infrastructure investment.

ALLOCATED COSTS

Certain support groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     --------------------------
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------
OPERATIONS AND SUPPORT EXPENSES
Labour ($m)                                             11        11          -
Other operating expenses ($m)                           13         6      116.7
                                                     --------------------------
                                                        24        17       41.2
PERSONNEL NUMBERS
Total staff at 30 September                            458       497       (7.8)
-------------------------------------------------------------------------------

Labour expense was unchanged, despite a reduction in staff. Due to a restructure of the AAPT Group in Q1 2002-03, several functions were moved between operating segments and support units (allocated costs). This has also driven the increase in other operating expenses.

For the AAPT Group overall, total labour, operating expenses and allocated costs have decreased 11.5%.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

CORPORATE AND OTHER

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                                           %
-------------------------------------------------------------------------------
REVENUE
Other operating revenue ($m)                             -        21     (100.0)

OPERATING EXPENSES
Operations and support expenses ($m)                    33        22       50.0
Depreciation ($m)                                       3          3          -
Amortisation of AAPT goodwill ($m)                      14        23      (39.1)

PERSONNEL NUMBERS
Total staff at 30 September                            252       284      (11.3)
-------------------------------------------------------------------------------

Corporate revenue in Q1 2001-02 consisted of a gain recognised on the prepayment of a cross-border lease. This gain represented the difference between the total lease obligation and the amount paid to third parties to discharge the lease obligation. There were no lease prepayments in Q1 2002-03.

Operations and support expenses increased by $11 million principally as a result of a change in the way certain expenses are allocated between the Corporate segment and the operating segments, particularly computer costs.

The decrease in the amortisation of AAPT goodwill reflects the decrease in the goodwill balance resulting from the AAPT write-down at 30 June 2002. As part of a total write-down of $850 million, $593 million was written-down against the goodwill balance.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for Q1 2002-03 of $103 million increased by $5 million or 5.1% compared to Q1 2001-02. This reflects lower capitalised interest (as a result of lower capital expenditure) and an increased proportion of longer term debt, which was generally subject to higher interest rates than short-term debt.

TAXATION (CONSOLIDATED)

Income tax expense for Q1 2002-03 of $91 million increased by $1 million or 1.1% compared to Q1 2001-02. The effective tax rate increased from 37.3% for Q1 2001-02 to 38.4% for Q1 2002-03. The increase in the effective tax rate represents losses in overseas subsidiaries that have not been tax effected.

The effective tax rate for 2002 is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, primarily due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

CAPITAL EXPENDITURE

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
CAPITAL EXPENDITURE
NZ Wireline                                             41        45       (8.9)
NZ Mobile                                               13        25      (48.0)
International                                            2         1      100.0
Internet and Directories Services                        1         4      (75.0)
Australian Consumer                                      4        12      (66.7)
Australian Business and Internet                        13        52      (75.0)
Corporate and other                                      2         1      100.0
                                                     --------------------------
                                                        76       140     (45.7)
-------------------------------------------------------------------------------

Total capital expenditure for Q1 2002-03 was $76 million, a decrease of 45.7% from Q1 2001-02. This reflects tight control of capital expenditure.

In the year ended 30 June 2003, Telecom currently expects total capital expenditure of approximately $730 million, down from the previous estimate of $780 million. Of this amount, approximately $340 million relates to NZ Wireline, $80 million to NZ Mobile, $110 million to International, $20 million to Internet and Directories Services, $20 million to Australian Consumer, $110 million to Australian Business and Internet and $50 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 78.4% at 30 September 2002, compared to 72.8% at 30 September 2001 (net debt is defined as total debt less cash and short-term investments, as well as a term deposit of nil and $21 million at 30 September 2002 and 2001 respectively). The increase reflects the reduction in equity as a result of the AAPT write-down.

The proportion of debt due within one year at 30 September 2002 is significantly lower than at 30 September 2001. During Q2 & Q3 2001-02, Telecom issued $330 million, $684 million and $587 million of four, seven and ten year debt respectively. The four year issue was used to replace maturing debt, while the seven and ten year issues were used to pay down short-term debt to enable Telecom to achieve the desired maturity profile for its borrowings.

CASH FLOWS

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
CASH WAS PROVIDED FROM/(APPLIED TO):

   Cash received from customers                      1,329     1,246        6.7
   Payments to suppliers and employees                (799)     (942)     (15.2)
   Net interest paid                                   (72)      (76)      (5.3)
   Other operating cash flows                            -        20     (100.0)
                                                     --------------------------
Net cash flows from operating activities               458       248       84.7

   Net purchase of fixed assets                       (128)     (154)     (16.9)
   Sale/(purchase) of short-term investments, net       52      (125)    (221.6)
   Net purchase of long-term investments              (126)     (325)     (61.2)
                                                     --------------------------
Net cash flows applied to investing activities        (102)     (604)     (83.1)

   (Repayment of)/proceeds from debt                  (214)      452     (147.3)
   Dividends paid                                      (80)      (89)     (10.1)
                                                     --------------------------
Net cash flows (applied to)/from financing activities (294)      363     (181.0)

                                                     --------------------------
Net cash flow                                           62         7      785.7
-------------------------------------------------------------------------------

Net cash flows from operating activities were $458 million in Q1 2002-03, an increase of $210 million from Q1 2001-02. This resulted from increased cash received from customers (primarily due to favourable movements in receivables) and lower payments to suppliers and employees (due to reduced operating expenses).

The net cash outflow for investing activities was $102 million in Q1 2002-03, a decrease of $502 million from the previous year. The decrease mainly reflects the sale of short-term investments in the current period compared to the purchase of short-term investments in the prior period, coupled with lower cash paid for the purchase of long-term investments. In Q1 2002-03, Telecom made its remaining equity commitment to Hutchison 3G Australia ("H3G") of A$150 million and sold its investment in EDS New Zealand back to EDS. In Q1 2001-02, Telecom paid A$250 million to acquire its 19.9% investment in H3G.

The net cash outflow for financing activities in Q1 2002-03 was $294 million, compared to a net cash inflow of $363 million in Q1 2001-02. The decrease in financing cash flows reflects the repayment of $240 million of long-term debt in Q1 2002-03, coupled with significant proceeds from short-term debt being received in Q1 2001-02.

AUSTRALIAN OPERATIONS CASH FLOWS

The cash flow position for Australian operations (indicated by EBITDA less capital expenditure) continued to be positive in Q1 2002-03, after first becoming positive in Q4 2001-02.

-------------------------------------------------------------------------------
                                                     QUARTER ENDED 30 SEPTEMBER
                                                     2002       2001     CHANGE
                                                      $M         $M        %
-------------------------------------------------------------------------------
AUSTRALIAN OPERATIONS
EBITDA                                                  38        16      137.5
Less capital expenditure                               (17)      (64)     (73.4)
                                                     --------------------------
                                                        21       (48)     143.8
-------------------------------------------------------------------------------

COMPETITIVE AND REGULATORY ENVIRONMENT

NEW ZEALAND

INTERCONNECT

In May TelstraClear applied to the Commerce Commission for a determination on how much Telecom should charge TelstraClear when it uses the Telecom network, and how much Telecom should pay TelstraClear to use the TelstraClear network.

The Telecommunications Act 2001 allows the Commission to make decisions on interconnect where parties cannot agree. It requires the Commission initially to set prices on the basis of benchmarking against prices paid in other countries. In September the Commission released a draft determination on what interconnect prices should be in New Zealand based on international benchmarking. Telecom commented on this determination at a two-day conference in mid-September. On 5 November 2002 the Commission made its final determination. In its draft determination, the Commission gave a price range of 1.21-1.42 cents per minute for toll bypass interconnection. In its final determination the Commission determined a lower price of 1.13 cents observing that this price was in line with UK prices and slightly higher than Australian prices. Either party is able to request a price review of the Commission's decision. A price review would require the Commission to set prices based on TSLRIC (total service long run incremental cost). Telecom has not yet decided whether it will seek such a review.

In September 2002, Telecom and TelstraClear reached commercial agreement over the other major interconnection price issues for local traffic and many of the non-price interconnection terms and conditions.

The agreements included:
..   Pure bill and keep for all local calls including Internet and voice calling and 0873 and 0867 number ranges
..   Route splitting of all Internet calls
..   Arrangements for interconnect capacity
..   A new billing model between the carriers for calls to 0900 type numbers.

The pure bill and keep arrangement means TelstraClear and Telecom will not charge each other for local calls including voice and Internet calls. The arrangement removes the contentious issues between the two carriers related to Internet traffic.

The Commission's final determination ratifies the issues agreed to by the parties.

WHOLESALING

Wholesaling occurs when another carrier resells Telecom's fixed wire retail services under its own name. Telecom already wholesales many of its retail services to other carriers. TelstraClear has applied to the Commission for a determination requiring Telecom to resell a broader range of services at larger discounts. A draft determination similar to the interconnect one is expected in late November.

CALCULATING KIWI SHARE LOSSES

The Telecommunications Act 2001 requires Telecom's competitors to pay a share of Telecom's Telecommunications Service Obligations ("TSO") losses. (The TSO is the updated Kiwi Share). Previously Telecom's competitors did not pay any contribution to Kiwi Share losses.

The process set out in the Act involves the Commission determining the loss Telecom makes from providing residential access services to customers under the TSO. A key input to that process is Telecom's own calculation of this loss. This total loss is then split between Telecom and other carriers on the basis of market share.

In September 2002, Telecom, as obliged under the Telecommunications Act 2001, released its estimate of TSO losses. This figure was calculated at $425 million per annum.

In early 2003, the Commission is expected to provide a draft estimate of how much it believes Telecom's TSO loss is and how much of this loss competitors should pay for. Telecom and its competitors will have an opportunity to make submissions on this draft estimate before the Commission comes to a final decision.

AUSTRALIA

The Australian Government introduced the Telecommunications Competition Bill 2002 into the lower house of the Australian Parliament in September 2002 in response to the final report of the Australian Productivity Commission's review of telecommunications specific competition law. The Bill is being reviewed by a Senate Committee.

The provisions in the Bill include:

..   removal of merits review by the Australian Competition Tribunal of
    Australian Competition and Consumer Commission ("ACCC") arbitration determinations;
..   provisions relating to the interplay between proposed undertakings and current arbitration;
..   a requirement for the ACCC to determine benchmark terms and conditions for access to core telecommunications services;
..   provision for access providers to provide undertakings and gain exemptions in relation to the access regime for services that are not yet declared or supplied; and
..   the introduction of accounting separation for Telstra Corporation Limited's wholesale and retail operations.

OTHER MATTERS

INVESTMENT IN H3G

In May 2001, Telecom announced the formation of an alliance with Hutchison Whampoa Limited and Hutchison Telecommunications (Australia) Limited. As part of this alliance, Telecom acquired a 19.9% equity stake in H3G for A$250 million in Q1 2001-02. In Q1 2002-03, Telecom provided the remaining A$150 million of funding to H3G that it had committed to at the time of its original investment. Telecom has no further commitments to provide any additional funding to this entity.

SOUTHERN CROSS

Telecom currently holds a 50% equity interest in Southern Cross Cable Network
(SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel/Optus (39.99%) and WorldCom (10.01%).

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of a softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom does not expect significant new sales of international bandwidth or cable capacity to occur for at least the next twelve months.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. Telecom currently holds Southern Cross capacity with a book value of approximately $250 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $180 million over the next three years. Management believes that the expected future cash flows from the use of this capacity exceed the current book value and the cost of the commitment to acquire further capacity based on current business plans and expectations.

Telecom has also provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$130 million (including accrued interest). Telecom believes these advances are fully recoverable.

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom's international network capacity assets. Such developments could also adversely impact Southern Cross' ability to repay debt.

SCCN is currently capitalised via US$30 million of shareholders equity, US$120 million of shareholder advances, and US$499 million of senior bank debt. Of the US$499 million senior bank debt outstanding at 1 November 2002, US$360 million is expected to be repaid from existing committed capacity sales with deferred payment terms scheduled through December 2005. Repayment of the balance of US$139 million is dependent on the timing of future sales of capacity, and future capital expenditure requirements.

As at 1 November 2002, SCCN had also accumulated US$92 million of cash reserves set aside to make various supplier and other payments. Utilisation of one of these reserves, the Upgrade Reserve Account, is subject to SCCN achieving and maintaining certain interest coverage and remaining asset value covenants under its senior bank facility. The Upgrade Reserve Account currently has a balance of US$41m. As at the date of this report, SCCN was operating outside of the agreed interest coverage covenant. This of itself does not constitute an event of default under the senior bank facility, but does restrict SCCN's ability to make certain supplier payments utilising the available cash reserves without the prior approval of the senior bank syndicate.

Based on the current projections from SCCN, there may be a requirement to reschedule certain of SCCN's debt amortisation payments to better align these with future cash flows. The management of SCCN is currently working with the bank syndicate with a view to increasing its future financial flexibility. These discussions are expected to take some time and may ultimately involve the realignment of the entire senior bank facility to a reassessed SCCN business plan.

Telecom may be asked to provide credit support for a restructured facility. It is anticipated that the maximum contingent exposure to Telecom in these circumstances is limited to a share of principal and interest on the senior bank debt outstanding and future operating expenditures not covered by existing committed sales.

SALE OF VERIZON SHAREHOLDING

In September 2002 Telecom received notice that Verizon, previously the holder of 21.5% of Telecom's shares, had sold the majority of its holding to Merrill Lynch, who placed the shares with a number of investors in the United States, New Zealand and Australia. As a result of this sale, Verizon's remaining shareholding in Telecom represents approximately 1% of Telecom's total shareholding.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame Relay - Packet switched data communication that is very good at efficiently handling high speed, "bursty" data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or "relayed" directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the Internet.

IPNet - Telecom's network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

Netgate - A managed IP Internet access service, enabling access from ISP and business IP networks to global and domestic Internet services via direct connection to an Internet gateway.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1xRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

                                            QUARTER ENDED                   VARIATION
                                             30 SEPTEMBER                   2002:2001
-----------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)  2002         %     2001         %       $           %
-----------------------------------------------------------------------------------------------
OPERATING REVENUES

Local service                            273      20.9      267       19.0         6        2.2
Calling
    National                             282      21.6      300       21.3        (8)      (6.0)
    International                        116       8.9      129        9.2       (13)     (10.1)
    Other                                 13       1.0       13        0.9         -          -
                                       --------------------------------------------------------
                                         411      31.5      442       31.4       (31)      (7.0)

Interconnection                           36       2.8       28        2.0         8       28.6
Cellular and other mobile                196      15.0      200       14.2        (4)      (2.0)
Internet                                  57       4.4       50        3.6         7       14.0
Data                                     162      12.4      163       11.6        (1)      (0.6)
Other operating revenues
    Resale                                76       5.8      115        8.2       (39)     (33.9)
    Directories                           53       4.1       54        3.8        (1)      (1.9)
    Equipment                             19       1.5       17        1.2         2       11.8
    Miscellaneous other                   23       1.8       70        5.0       (47)     (67.1)
                                       --------------------------------------------------------
                                         171      13.1      256       18.2       (85)     (33.2)

                                       --------------------------------------------------------
Total operating revenues               1,306     100.0    1,406      100.0      (100)      (7.1)
                                       --------------------------------------------------------

OPERATING EXPENSES
    Labour                               146      11.2      149       10.6        (3)      (2.0)
    Cost of sales                        389      29.8      477       33.9       (88)     (18.4)
    Other operating expenses             230      17.6      243       17.3       (13)      (5.3)
                                       --------------------------------------------------------
Total operating expenses                 765      58.6      869       61.8      (104)     (12.0)

EBITDA*                                  541      41.4      537       38.2         4        0.7

    Depreciation and amortisation        201      15.4      198       14.1         3        1.5

                                       --------------------------------------------------------
Earnings from operations                 340      26.0      339       24.1         1        0.3

Net interest expense                    (103)     (7.9)     (98)      (7.0)       (5)       5.1
                                       --------------------------------------------------------
Earnings before income tax               237      18.1      241       17.1        (4)      (1.7)

Income tax expense                       (91)     (7.0)     (90)      (6.4)       (1)       1.1
                                       --------------------------------------------------------

Net earnings                             146      11.2      151       10.7        (5)      (3.3)
                                       ========================================================

* Earnings Before Interest, Taxation, Depreciation and Amortisation

     APPENDIX ONE - RECONCILATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

NZ WIRELINE

------------------------------------------------------------------------------------------------------
                                               QUARTER ENDED                    QUARTER ENDED
                                             30 SEPTEMBER 2002                30 SEPTEMBER 2001
                                      EXTERNAL    INTERNAL     TOTAL    EXTERNAL    INTERNAL     TOTAL
                                         $M          $M         $M         $M          $M         $M
------------------------------------------------------------------------------------------------------
OPERATING REVENUES
    Local service                          260           1       261         256           -       256
    Calling                                228           6       234         238           2       240
    Interconnection                         17           6        23          20          11        31
    Data                                   110          18       128         107          19       126
    Other operating revenue                 20          26        46          22          36        58
                                      ----------------------------------------------------------------
                                           635          57       692         643          68       711
OPERATING EXPENSES
    Operations and support expenses
                                           205          81       286         217          96       313
                                      ----------------------------------------------------------------

EBITDA                                     430         (24)      406         426         (28)      398

Depreciation                                90           -        90          95           -        95
                                      ----------------------------------------------------------------

Earnings from operations                   340         (24)      316         331         (28)      303
------------------------------------------------------------------------------------------------------

NZ MOBILE

------------------------------------------------------------------------------------------------------
                                               QUARTER ENDED                     QUARTER ENDED
                                             30 SEPTEMBER 2002                 30 SEPTEMBER 2001
                                      EXTERNAL    INTERNAL     TOTAL    EXTERNAL    INTERNAL     TOTAL
                                         $M          $M         $M         $M          $M         $M
------------------------------------------------------------------------------------------------------
OPERATING REVENUES
    Cellular revenue                       126           1       127         121           1       122
    Other mobile                            13           -        13           9           -         9
                                      ------------------------------    ------------------------------
    Total cellular and other mobile        139           1       140         130           1       131
    Interconnection                          9          40        49           3          46        49
                                      ------------------------------    ------------------------------
                                           148          41       189         133          47       180
OPERATING EXPENSES
    Operations and support expenses
                                            81          36       117          82          47       129
                                      ------------------------------    ------------------------------

EBITDA                                      67           5        72          51           -        51

Depreciation and amortisation               40           -        40          36           -        36
                                      ------------------------------    ------------------------------

Earnings from operations                    27           5        32          15           -        15

------------------------------------------------------------------------------------------------------

     APPENDIX ONE - RECONCILATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

INTERNATIONAL

------------------------------------------------------------------------------------------------------
                                               QUARTER ENDED                     QUARTER ENDED
                                             30 SEPTEMBER 2002                 30 SEPTEMBER 2001
                                      EXTERNAL    INTERNAL     TOTAL    EXTERNAL    INTERNAL     TOTAL
                                         $M          $M         $M         $M          $M         $M
------------------------------------------------------------------------------------------------------
Operating revenues

    International calling                   42          32        74          53          42        95
    Data                                     1          14        15           3          17        20
    Other operating revenue                  7           -         7          25          (1)       24
                                      --------    --------    ------    --------    --------    ------
                                            50          46        96          81          58       139
Operating expenses
    Operations and support expenses
                                            62          14        76          83          14        97
                                      --------    --------    ------    --------    --------    ------

EBITDA                                     (12)         32        20          (2)         44        42

Depreciation                                12           -        12          11           -        11
                                      --------    --------    ------    --------    --------    ------

Earnings from operations                   (24)         32         8         (13)         44        31

------------------------------------------------------------------------------------------------------

INTERNET AND DIRECTORIES SERVICES

------------------------------------------------------------------------------------------------------
                                               QUARTER ENDED                     QUARTER ENDED
                                             30 SEPTEMBER 2002                 30 SEPTEMBER 2001
                                      EXTERNAL    INTERNAL     TOTAL    EXTERNAL    INTERNAL     TOTAL
                                         $M          $M         $M         $M          $M         $M
------------------------------------------------------------------------------------------------------
Operating revenues

    Internet                                32           -        32          23           -        23
    Directories                             53           -        53          54           1        55
                                      ------------------------------    ------------------------------
                                            85           -        85          77           1        78
Operating expenses
    Operations and support expenses
                                            35          13        48          34          12        46
                                      ------------------------------    ------------------------------

EBITDA                                      50         (13)       37          43         (11)       32

Depreciation                                 3           -         3           3           -         3
                                      ------------------------------    ------------------------------

Earnings from operations                    47         (13)       34          40         (11)       29
------------------------------------------------------------------------------------------------------

     APPENDIX ONE - RECONCILATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

AUSTRALIAN CONSUMER

------------------------------------------------------------------------------------------------------
                                               QUARTER ENDED                     QUARTER ENDED
                                             30 SEPTEMBER 2002                 30 SEPTEMBER 2001
                                      EXTERNAL    INTERNAL     TOTAL    EXTERNAL    INTERNAL     TOTAL
                                         $M          $M         $M         $M          $M         $M
------------------------------------------------------------------------------------------------------
OPERATING REVENUES
    Calling                                 69           -        69          80           -        80
    Cellular and other mobile               49           6        55          65           6        71
    Internet                                 2           -         2           3           -         3
    Resale                                  60           -        60          84           -        84
    Other operating revenue                  1           -         1           1           -         1
                                      ------------------------------    ------------------------------
                                           181           6       187         233           6       239
OPERATING EXPENSES
    Operations and support expenses        162          10       172         223          11       234
                                      ------------------------------    ------------------------------
EBITDA                                      19          (4)       15          10          (5)        5

Depreciation and amortisation                9           -         9           8           -         8
                                      ------------------------------    ------------------------------

Earnings from operations                    10          (4)        6           2          (5)       (3)
------------------------------------------------------------------------------------------------------

     APPENDIX ONE - RECONCILATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

AUSTRALIAN BUSINESS AND INTERNET SERVICES

------------------------------------------------------------------------------------------------------
                                               QUARTER ENDED                     QUARTER ENDED
                                             30 SEPTEMBER 2002                 30 SEPTEMBER 2001
                                      EXTERNAL    INTERNAL     TOTAL    EXTERNAL    INTERNAL     TOTAL
                                         $M          $M         $M         $M          $M         $M
------------------------------------------------------------------------------------------------------
OPERATING REVENUES
    Local service                           13           -        13          12           -        12
    Calling                                 69           1        70          73           3        76
    Cellular and other mobile                8           -         8           6           -         6
    Interconnection                         10           -        10           4           1         5
    Internet                                23           1        24          24           1        25
    Data                                    52           -        52          50           -        50
    Resale                                  17           -        17          31           -        31
    Other operating revenue                 16           -        16          16           -        16
                                      ------------------------------    ------------------------------
                                           208           2       210         216           5       221
OPERATING EXPENSES
    Operations and support expenses
                                           178           9       187         199           9       208
                                      ------------------------------    ------------------------------
EBITDA                                      30          (7)       23          17          (4)       13

Depreciation and amortisation               29           -        29          22           -        22
                                      ------------------------------    ------------------------------

Earnings from operations                     1          (7)       (6)         (5)         (4)       (9)
------------------------------------------------------------------------------------------------------

                                                           [LOGO OF THE TELECOM]
12 November 2002

                                  MEDIA RELEASE

         TELECOM REPORTS SOLID UNDERLYING PERFORMANCE FOR FIRST QUARTER

Telecom today reported a net profit of NZ$146 million for the three months ended 30 September 2002 - a decrease of 3.3% on reported net earnings of NZ$151 million for the three months ended 30 September 2001.

On an adjusted basis, net earnings for the three months ended 30 September 2002 increased 8.1% on the previous corresponding quarter+.

Adjusted net earnings for the first quarter of the previous financial year were NZ$135 million, after making adjustments for gains associated with the prepayment of a cross-border lease, the sale of international network capacity, and a lower amortisation charge in the first quarter of the current financial year due to the writedown of the Group's investment in AAPT on 30 June 2002.

OVERVIEW OF GROUP RESULTS

                                              Quarter ended (NZ$m)
                                           Sept 2002         Sept 2001
Reported group revenues                        1,306             1,406
Reported net earnings                           146                151
Includes:
         One-off gains after tax                 ---               (25)#
         Amortisation of AAPT goodwill           ---                 9
Adjusted net earnings                            146               135

EBITDA*                                          541               537
Final quarter dividend per share                   5 cents           5 cents

# Included in the Sept 2001 results were gains associated with the prepayment of cross-border leases (net of tax $14m) and sale of network capacity (net of tax $11m)

*  Earnings before interest, tax, depreciation and amortisation
----------------------------------------------------------------------------

+ Unless otherwise stated, all comparisons are with the first quarter of the 2001-2002 financial year.

Operating cash flow was NZ$458 million - a pleasing increase of 84.7% on the previous corresponding period.

EBITDA for the quarter ended 30 September 2002 was NZ$541 million, up 0.7% on the previous corresponding period. Overall operating revenues decreased by 7.1% while operating expenses were reduced by 12.0%. Excluding one-off gains from last year, EBITDA was 8.2% higher than in the previous corresponding period.

Telecom Chief Executive Theresa Gattung said the Group is maintaining a good operating performance in the current demanding environment.

"In New Zealand, we continue to generate strong operating cash flows and reap the benefits of an ongoing focus on cost reduction.

"Across the Tasman, our positive cash flow position* has been reinforced, during a period of structural change. We continue to focus on higher value customers and on negotiating better prices with suppliers.

"In keeping with our debt repayment objectives, the Group's strong cash flow performance has enabled us to reduce net debt by NZ$116 million during the quarter."

BUSINESS UNIT PERFORMANCE

New Zealand Wireline: New Zealand Wireline comprises fixed line and value-added services to residential, business and corporate markets.

Operating expenses were down 8.6%, reflecting a continued focus on cost containment. This, coupled with a modest decline in revenues, led to a 2.0% gain in EBITDA for the quarter to NZ$406 million.

Residential access lines grew 2.7% to 1,406,000 as at 30 September 2002 compared to a year ago.

Data revenue growth, driven by take-up of JetStream, Lanlink and frame relay circuits, was significant in consumer and business segments (120% and 9.8% respectively on the previous corresponding period) and relatively stable in the Corporate segment.

* EBITDA less capex

This encouraging data uptake, when combined with a 4.8% decline in wholesale data revenue, produced a 1.6% growth in data revenues over the previous corresponding period.

JetStream connections were more than 100% up on the corresponding period last year.

The ADSL rollout continues, with consumer JetStream customers growing at 1500 per month. A further 70 exchanges will be upgraded by March next year, which will extend coverage to 83% of Telecom customers.

New Zealand Mobile: This business provides voice and data on AMPS and CDMA networks.

EBITDA increased by 41.2% for the three months ended 30 September 2002. This is a reflection of revenue growth of 5.0% and a decrease in operating expenses of 9.3% as a result of lower cost of sales.

Total CDMA connections have now reached more than 200,000. Of these, 80% are post paid, of which 33% are new customers to Telecom.

In the less than three months since the fast data Mobile JetStream service has been available, more than 15,000 Mobile JetStream phones and cards have been sold.

International: International provides New Zealand and Australia with outward and inward calling, managed international data services and carries transit call traffic between destinations worldwide.

Revenue for the quarter ended 30 September 2002 decreased by 30.9% - largely a reflection of NZ$16 million of network capacity sales being recorded in the first quarter of the previous financial year, and the impact of the appreciating New Zealand dollar.

Operating expenses decreased by 21.6% due to renegotiated agreements with other carriers.

Internet and Directories: Internet and Directories comprises Xtra and Telecom Directories.

Revenues increased by 9.0% for the three months ended 30 September 2002, leading to EBITDA growth of 15.6% to NZ$37 million for the period.

The Xtra business continues to grow, with Internet revenue up 39.1%. At 30 September 2002, Xtra had 400,000 active dial up customers, up 29.4% on the previous corresponding period. These customers spend an average of 31.8 hours on the Internet a month, up 5.3% on 12 months ago.

Australian Consumer: Australian Consumer comprises AAPT's residential and small business calling and resale business, and the `AAPT mobile' operation, which was previously branded Cellular One.

Australian Consumer EBITDA improved by 200% to NZ$15 million for the three months ended 30 September 2002, compared with the corresponding period last year. Revenues were down 21.8% while operating expenses fell 26.5%.

Australian Business & Internet: Australian Business & Internet comprises AAPT's operations in business, corporate and government markets, the Connect Internet business and TCNZA.

Australian Business & Internet EBITDA increased by 76.9% to NZ$23 million. While total operating revenue decreased by 5.0%, revenue grew across several categories including data and interconnect. Operating expenses fell by 10.1%, largely due to lower cost of sales.

Capital Expenditure: Total capital expenditure for the first quarter of 2002-2003 was NZ$76 million, down 45.7% on the previous corresponding period in 2001-2002.

Telecom has revised its forecast of total capital expenditure for the 2002-2003 financial year to approximately $NZ730 million from its previous forecast of approximately $NZ780 million.

Dividend: Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share. Shares issued in lieu of cash dividends will be offered at a 3% discount to the price calculated under the Telecom Dividend Reinvestment Plan. Dividends will be paid on 13 December 2002 in New Zealand and Australia, and 20 December 2002 in the United States. The books closing dates are 29 November 2002 in New Zealand and Australia, and 28 November 2002 in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:
John Goulter
Telecom Public Affairs and Government Relations Manager
Phone 04 498 9369

                             APPENDIX I (Rule 10.4)
                  PRELIMINARY FIRST QUARTER REPORT ANNOUNCEMENT

                   Telecom Corporation of New Zealand Limited

                  For the First Quarter Ended 30 September 2002

           (referred to in this report as the "current first quarter") Preliminary first quarter report on consolidated results (including the results for the previous corresponding first quarter) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

 [PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

                                                                                       ------------------------------------------
                                                                                            CONSOLIDATED OPERATING STATEMENT
                                                                                        -----------------------------------------
                                                                                                                      PREVIOUS
 1.       OPERATING REVENUE                                                                CURRENT                  CORRESPONDING
                                                                                        FIRST QUARTER               FIRST QUARTER
                                                                                           $NZ'000           %         $NZ'000
                                                                                        -------------     -------   -------------
 (a)      Sales revenue                                                                     1,306,000       (7.11%)     1,406,000

                                                                                        -------------     -------   -------------

 (b)      Other revenue                                                                             -                           -

                                                                                        -------------               -------------

 (c)      Total operating revenue                                                           1,306,000                   1,406,000

                                                                                        -------------               -------------

 2(a)     OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX                                      237,000                     241,000
                                                                                        -------------               -------------

 (b)      Unusual items for separate disclosure                                                    -                           -
                                                                                        -------------               -------------

 (c)      OPERATING SURPLUS BEFORE  TAX                                                       237,000       (1.66%)       241,000
                                                                                        -------------     -------   -------------

 (d)      Less tax on operating profit                                                        (91,000)                    (90,000)

                                                                                        -------------               -------------

 (e)      Operating surplus after tax but before minority interests                           146,000                     151,000

                                                                                        -------------               -------------

 (f)      Less minority interests                                                                   -                           -

                                                                                        -------------               -------------

 (g)      Equity earnings [detail in item 19 below]                                                 -                           -

                                                                                        -------------               -------------
 (h)      OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF
           LISTED ISSUER                                                                      146,000       (3.31%)       151,000
                                                                                        -------------     -------   -------------

 3(a)     Extraordinary Items after tax [detail in 6(a)below]                                       -                           -

                                                                                        -------------               -------------

 (b)      Less Minority Interests                                                                   -                           -

                                                                                        -------------               -------------

 (c)      Extraordinary items after tax attributable to Members of the Listed Issuer                -                           -
                                                                                        -------------               -------------
 4(a)     TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g)
           + 3(a) ABOVE]                                                                      146,000                     151,000
                                                                                        -------------               -------------

 (b)      Operating Surplus and Extraordinary Items after Tax attributable to
           Minority Interests [Items 2(f) + 3(b) above]                                             -                           -
                                                                                        -------------               -------------

 (c)      OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX  ATTRIBUTABLE TO
           MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]                                   146,000       (3.31%)       151,000
                                                                                        -------------     -------   -------------

Note: Certain comparatives have been restated to conform to the current period classifications

Page one

5.       DETAILS OF SPECIFIC RECEIPTS/OUTLAYS,REVENUES/EXPENSES FOR THE
         FIRST QUARTER

                                                                                        -----------------------------------
                                                                                                   CONSOLIDATED

                                                                                        -----------------------------------

#        ITEMS MARKED IN THIS WAY NEED BE SHOWN ONLY WHERE THEIR INCLUSION AS                                    PREVIOUS
         REVENUE OR EXCLUSION FROM EXPENSES HAS HAD A MATERIAL EFFECT ON REPORTED          CURRENT            CORRESPONDING
         SURPLUS                                                                        FIRST QUARTER        FIRST QUARTER
                                                                                           $NZ'000               $NZ'000
                                                                                        -------------        --------------
(a)      Interest revenue included in Item 2(c) above
                                                                                                3,000                 4,000
                                                                                        -------------        --------------

(b)      # Interest revenue included in 5(a) above but not yet received
                                                                                                    -                     -
                                                                                        -------------        --------------
(c)      Interest expense included in Item 2(c) above (include all forms of
         interest, lease finance charges, etc.)                                              (106,000)             (102,000)
                                                                                        -------------        --------------
(d)      # Interest costs excluded from 5(c) above and capitalised in asset values
                                                                                               (1,000)               (5,000)
                                                                                        -------------        --------------
(e)      # Outlays (other than those arising from the acquisition of an existing
 business) capitalised in intangibles                                                             N/A                   N/A
                                                                                        -------------        --------------
(f)      Depreciation including all forms of amortisation and writing down of
 property/investment                                                                         (184,000)             (171,000)
                                                                                        -------------        --------------

(g)      Write-off of intangibles                                                             (17,000)              (27,000)

                                                                                        -------------        --------------
(h)      Unrealised changes in value of investments
                                                                                                    -                     -
                                                                                        -------------        --------------

Note: Certain comparatives have been restated to conform to current period classifications

6.(a)   UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

-----------------------------------------------------------------------------
                                         GROUP - CURRENT FIRST QUARTER
                                ---------------------------------------------
                                BEFORE TAX    RELATED INCOME TAX    AFTER TAX
 DETAILS AND COMMENTS             $NZ'000           $NZ'000          $NZ'000
-----------------------------------------------------------------------------
Unusual Items -
Item 2(b) above                          -                     -            -

                                ---------------------------------------------
Total Unusual items                      -                     -            -
                                ---------------------------------------------
Extraordinary Items -
Item 3(a) above                          -                     -            -

                                ---------------------------------------------
Total extraordinary items                -                     -            -
-----------------------------------------------------------------------------

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current first quarter - Refer Management Commentary.
ii Significant trends or events since end of current first quarter - Refer Management Commentary.
iii. Changes in accounting policies since last Annual Report to be disclosed -

NIL

Page two

7.       EARNINGS PER SECURITY

                                                                                 ----------------------------------------
                                                                                                  CONSOLIDATED
                                                                                 ----------------------------------------
Calculation of basic and fully diluted, EPS in accordance with IAS33:               Current                   Previous
Earnings Per Share                                                               first quarter              corresponding
                                                                                     Cents                  first quarter
                                                                                                                Cents
                                                                                 ----------------------------------------
(a)      Basic EPS                                                                (a)      7.8                        8.1

(b)      Diluted EPS (if materially different from (a))                           (b)      N/A                        N/A

                                                                                 ----------------------------------------


8.(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

    (i)   Name of subsidiary or group of subsidiaries.

    (ii)  Contribution to consolidated surplus/(loss) and
          extraordinary items after tax and minority interests.          $     -

    (iii) Date from which such contribution has been calculated.         $     -


    (iv)  Operating surplus(deficit) and extraordinary items after tax
          of the subsidiary for the previous corresponding period        $     -

  (b) MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

    (i)   Name of subsidiary or group of subsidiaries.                   $     -

    (ii)  Contribution to consolidated operating surplus(deficit) and
          extraordinary items after tax from operation of subsidiary.    $     -

    (iii) Date to which such contribution has been calculated.                 -

    (iv) Contribution to consolidated operating surplus(deficit) and extraordinary items after tax for the previous
          corresponding period                                           $     -

    (v)   Contribution to consolidated operating surplus(deficit) and
          extraordinary items from sale of subsidiary.                   $     -

9.    REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

      Information on the industry and geographical segments of the Listed Issuer is to be reported for the first quarter in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the first quarter report:

      SEGMENTS

..     Operating revenue:
          Sales to customers outside the group
          Intersegment sales
          Unallocated revenue

..        Total revenue [consolidated total equal to Item 1(c) above]

..     Segment result

..     Total assets [Equal to Item 10(n) below]

Page three

               STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS
                      [NOTE (VIII) ATTACHED HAS PARTICULAR
                RELEVANCE FOR THE PREPARATION OF THIS STATEMENT]

                                                                   -----------------------------------------------------------
                                                                                             CONSOLIDATED
                                                                   -----------------------------------------------------------
                                                                   AT END OF CURRENT    AS SHOWN IN LAST    AT END OF PREVIOUS
                                                                     FIRST QUARTER        ANNUAL REPORT        CORRESPONDING
                                                                        $NZ'000              $NZ'000           FIRST QUARTER
                                                                                                                   $NZ'000
                                                                   -----------------------------------------------------------
10.      CURRENT ASSETS

         (a)      Cash                                                       144,000              82,000               136,000
                                                                   -----------------------------------------------------------
         (b)      Receivables                                                722,000             749,000               881,000
                                                                   -----------------------------------------------------------
         (c)      Investments                                                 81,000             230,000               240,000
                                                                   -----------------------------------------------------------
         (d)      Inventories                                                 33,000              34,000                99,000
                                                                   -----------------------------------------------------------
         (e)      Other                                                      316,000             362,000               271,000
                                                                   -----------------------------------------------------------
         (f)      TOTAL CURRENT ASSETS                                     1,296,000           1,457,000             1,627,000
                                                                   -----------------------------------------------------------
         NON-CURRENT ASSETS
                                                                   -----------------------------------------------------------
         (g)      Receivables                                                      -                   -                     -
                                                                   -----------------------------------------------------------
         (h)      Investments                                              1,010,000             866,000             1,076,000
                                                                   -----------------------------------------------------------
         (i)      Inventories                                                      -                   -                     -
                                                                   -----------------------------------------------------------
         (j)      Property, plant and equipment                            4,726,000           4,826,000             4,825,000
                                                                   -----------------------------------------------------------
         (k)      Intangibles                                              1,084,000           1,097,000             1,964,000
                                                                   -----------------------------------------------------------
         (l)      Other                                                            -                   -                     -
                                                                   -----------------------------------------------------------
         (m)      TOTAL NON-CURRENT ASSETS                                 6,820,000           6,789,000             7,865,000
                                                                   -----------------------------------------------------------
         (n)      TOTAL ASSETS                                             8,116,000           8,246,000             9,492,000
                                                                   -----------------------------------------------------------
11.      CURRENT LIABILITIES

         (a)      Bank overdraft                                                   -                   -                53,000
                                                                   -----------------------------------------------------------
         (b)      Accounts payable                                           801,000             896,000               994,000
                                                                   -----------------------------------------------------------
         (c)      Borrowings                                                 960,000           1,178,000             2,600,000
                                                                   -----------------------------------------------------------
         (d)      Provisions                                                   4,000               5,000                58,000
                                                                   -----------------------------------------------------------
         (e)      Other                                                      394,000             334,000               433,000
                                                                   -----------------------------------------------------------
         (f)      TOTAL CURRENT LIABILITIES                                2,159,000           2,413,000             4,138,000
                                                                   -----------------------------------------------------------
         NON-CURRENT LIABILITIES

         (g)      Accounts payable                                             -                       -                     -
                                                                   -----------------------------------------------------------
         (h)      Borrowings                                               4,449,000           4,434,000             3,282,000
                                                                   -----------------------------------------------------------
         (i)      Provisions                                                       -                   -                 2,000
                                                                   -----------------------------------------------------------
         (j)      Other                                                       80,000              71,000                 2,000
                                                                   -----------------------------------------------------------
         (k)      TOTAL NON-CURRENT LIABILITIES                            4,529,000           4,505,000             3,286,000
                                                                   -----------------------------------------------------------
         (l)      TOTAL LIABILITIES                                        6,688,000           6,918,000             7,424,000
                                                                   -----------------------------------------------------------
         (m)      NET ASSETS                                               1,428,000           1,328,000             2,068,000
                                                                   -----------------------------------------------------------
12.      EQUITY
                                                                   -----------------------------------------------------------
         (a)      Contributed capital                                      1,588,000           1,562,000             1,499,000
                                                                   -----------------------------------------------------------
         (b)      Reserves    (i)  Revaluation reserve                             -                   -                    -
                                                                   -----------------------------------------------------------
                              (ii) Foreign currency translation             (180,000)           (203,000)              (21,000)

                                                                   -----------------------------------------------------------
         (c)      Retained surplus (accumulated deficit)                      17,000             (34,000)              584,000
                                                                   -----------------------------------------------------------
         (d)      EQUITY ATTRIBUTABLE TO MEMBERS
                         OF THE HOLDING COMPANY                            1,425,000           1,325,000             2,062,000
                                                                   -----------------------------------------------------------
         (e)      Outside equity interests in subsidiaries                     3,000               3,000                 6,000
                                                                   -----------------------------------------------------------
         (f)      TOTAL EQUITY                                             1,428,000           1,328,000            2,068,000
                                                                   -----------------------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

Page four

                  STATEMENT OF CASH FLOWS FOR THE FIRST QUARTER

                                                                                        -------------------------------
    [See Note (IX) attached]                                                               Current           Previous
                                                                                        first quarter     corresponding
                                                                                           $NZ'000        first quarter
                                                                                                             $NZ'000
                                                                                        -------------------------------

    13.      CASH FLOWS RELATING TO OPERATING ACTIVITIES

             (a)      Receipts from customers                                               1,329,000         1,246,000

             (b)      Interest received                                                         2,000                 -

             (c)      Dividends received                                                            -                 -

             (d)      Proceeds from cross border lease                                              -            21,000

             (e)      Payments to suppliers and employees                                    (799,000)         (942,000)

             (f)      Interest paid                                                           (74,000)          (76,000)

             (g)      Income tax refund                                                         1,000                 -

             (h)      Other - Payments from provisions                                         (1,000)           (1,000)
                                                                                        -------------------------------
             (i)      NET OPERATING CASH FLOWS                                                458,000           248,000
                                                                                        -------------------------------

    14.      CASH FLOWS RELATED TO INVESTING ACTIVITIES

             (a)      Cash proceeds from sale of property, plant and equipment                  8,000            34,000

             (b)      (Purchase)/sale of long-term investments                               (126,000)         (325,000)

             (c)      Sale/(purchase) of short term investments, net                          152,000          (125,000)

             (d)      Cash paid for purchases of property, plant and equipment               (135,000)         (183,000)

             (e)      Interest paid - capitalised                                              (1,000)           (5,000)

             (f)      Cash paid for purchases of equity investments - AAPT Limited                  -                 -

             (g)      Loans to other entities                                                       -                 -

             (h)      Other                                                                         -                 -
                                                                                        -------------------------------
             (i)      NET INVESTING CASH FLOWS                                               (102,000)         (604,000)
                                                                                        -------------------------------

    15.      CASH FLOWS RELATED TO FINANCING ACTIVITIES

             (a)      Cash proceeds from issues of shares, options, etc.                            -                 -

             (b)      Proceeds from long term borrowings                                        1,000            77,000

             (c)      Repayment of long term borrowings                                      (240,000)           (8,000)

             (d)      Dividends paid    - Minority Interests                                        -                 -
                                        - Other                                               (80,000)          (89,000)

             (e)      Other - Proceeds from Short Term Debt, net                               25,000           383,000

                                                                                        -------------------------------
             (g)      NET FINANCING CASH FLOWS                                               (294,000)          363,000
                                                                                        -------------------------------
    16.      NET INCREASE (DECREASE) IN CASH HELD                                              62,000             7,000

             (a)      Cash at beginning of first quarter                                       82,000            76,000

             (b)      Exchange rate adjustments to Item 16(a) above                                 -                 -
                                                                                        -------------------------------
             (c)      CASH AT END OF FIRST QUARTER (including bank overdraft)                 144,000            83,000
                                                                                        -------------------------------

     Certain comparatives have been restated to conform to the current period classifications.

17.       NON-CASH FINANCING AND INVESTING ACTIVITIES

     Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash
     flows.       NIL

Page five

18.       RECONCILIATION OF CASH

     For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

                                                                                   --------------------------------
CASH AT THE END OF THE FIRST QUARTER AS SHOWN IN THE STATEMENT OF CASH FLOWS          CURRENT            PREVIOUS
IS RECONCILED TO THE RELATED ITEMS IN THE ACCOUNTS AS FOLLOWS:                     FIRST QUARTER      CORRESPONDING
                                                                                      $NZ'000         FIRST QUARTER
                                                                                                         $NZ'000
                                                                                   --------------------------------
Cash on hand and at bank                                                                 144,000            136,000
                                                                                   --------------------------------

Deposits at call                                                                               -                  -
                                                                                   --------------------------------

Bank Overdraft (included in 11 (d) Other Current Liabilities)                                  -            (53,000)
                                                                                   --------------------------------

Other (provide details)                                                                        -                  -
                                                                                   --------------------------------

                                                                                   --------------------------------
TOTAL = CASH AT END OF FIRST QUARTER   [Item 16(c) above]
                                                                                         144,000             83,000
                                                                                   --------------------------------

19.       EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

     Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

                                                                                        -----------------------------------
                                                                                                  EQUITY EARNINGS
                                                                                        -----------------------------------
                                                                                           CURRENT               PREVIOUS
(i)      GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES                                 FIRST QUARTER         CORRESPONDING
                                                                                           $NZ'000            FIRST QUARTER
                                                                                                                 $NZ'000
                                                                                        -----------------------------------
         (a)      OPERATING DEFICIT BEFORE TAX                                                      -                     -

         (b)      Less tax                                                                          -                     -

         (c)      OPERATING DEFICIT AFTER TAX                                                       -                     -

         (d)      (i)     Extraordinary items (gross)                                               -                     -

                  (ii)    Less tax                                                                  -                     -

                  (iii)   Extraordinary items (net)                                                 -                     -

         (e)      OPERATING DEFICIT AND EXTRAORDINARY ITEMS AFTER TAX                               -                     -

         (f)      Less dividends paid to group                                                      -                     -

         (g)      NET REDUCTION IN EQUITY CARRYING VALUE OF INVESTMENTS
                   FROM CURRENT PROFITS (ITEM 2(g) ABOVE)                                           -                     -
                                                                                        -----------------------------------

Page six

         (ii)     MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

         (a) The Group has a material (from group's viewpoint) interest in the following corporations:

-------------------------------------------------------------------------------------------------------------------------
                                                       PERCENTAGE OF ORDINARY                CONTRIBUTION TO OPERATING
NAME                                                   SHARES HELD AT END OF             SURPLUS AND EXTRAORDINARY ITEMS
                                                           FIRST QUARTER                               AFTER TAX
-------------------------------------------------------------------------------------------------------------------------
EQUITY ACCOUNTED                                     CURRENT         PREVIOUS              CURRENT             PREVIOUS
ASSOCIATED COMPANIES                              FIRST QUARTER    CORRESPONDING        FIRST QUARTER       CORRESPONDING
                                                                   FIRST QUARTER           $NZ'000          FIRST QUARTER
                                                                                                               $NZ'000
                                                  -----------------------------------------------------------------------
                                                                                                 EQUITY ACCOUNTED
                                                                                        ---------------------------------
Pacific Carriage Holdings Limited                            50%              50%                   -                   -
Southern Cross Cables Holdings Limited                       50%              50%                   -                   -
AOL7 Pty Limited                                             33%              50%                   -                   -
Aurora Energy AAPT Pty Limited                               33%               -                    -                   -

-------------------------------------------------------------------------------------------------------------------------

OTHER MATERIAL INTERESTS                                                                       NOT EQUITY ACCOUNTED
                                                                                        ---------------------------------
-------------------------------------------------------------------------------

(b)  INVESTMENTS IN ASSOCIATED COMPANIES
                                                   -----------------------------
                                                     CURRENT         PREVIOUS
                                                   FIRST QUARTER  CORRESPONDING
                                                     $NZ'000      FIRST QUARTER
                                                                     $NZ'000
                                                   -----------------------------

        Carrying value of investments in
        associated companies (CV)                              -               -

        Share of associated companies' retained
        profits and reserves not included in CV:

                 Retained surplus/(deficit)                    -               -
                                                               -               -
                     Reserves                                  -               -

                                                   -----------------------------
        Equity carrying value of investments                   -               -
                                                   -----------------------------

Page seven

20.   ISSUED AND QUOTED SECURITIES AT END OF CURRENT FIRST QUARTER

-----------------------------------------------------------------------------------------------------------
                                                                                           PAID-UPVALUE
                                                      NUMBER           NUMBER           (IF NOT FULLY PAID)
CATEGORY OF SECURITIES                                ISSUED           QUOTED               CENTS
-----------------------------------------------------------------------------------------------------------

PREFERENCE SHARES:
                                                   -------------     -------------      -------------------
# (Description) Special Right Convertible
                                                                     -------------      -------------------

                                                                     -------------      -------------------

Preference Share ("Kiwi Share")                                1
                                                   -------------     -------------      -------------------

                                                   -------------     -------------      -------------------

                                                   -------------     -------------      -------------------

Issued during current first quarter
                                                   -------------     -------------      -------------------

                                                   -------------     -------------      -------------------
ORDINARY SHARES:

At beginning of current first quarter              1,873,408,127     1,873,408,127      -------------------

Issued during current first quarter                    5,227,576         5,227,576      -------------------

At end of current first quarter                    1,878,635,703     1,878,635,703      -------------------

CONVERTIBLE NOTES                                  $        300m
                                                   -------------     -------------      -------------------

  (convertible at $8.275 per share)
                                                   -------------     -------------      -------------------

Issued during current first quarter (Face value)
                                                   -------------     -------------      -------------------

                                                   -------------     -------------      -------------------


OPTIONS:                                                                EXERCISE PRICE                          EXPIRY DATE
                                                                       WEIGHTED AVERAGE        RANGE               RANGE

At the beginning of first quarter                  20,992,262          $          5.862   $ 0.000-$9.170    Jul 2002 -Jun 2008
                                                   ----------          ----------------
Issued during current first quarter                13,876,333          $          4.859   $ 0.000-$5.270    Dec 2003 - Sep 2008
                                                   ----------          ----------------
Exercised during first quarter                        (23,636)         $          0.000           $0.000               Dec 2002
                                                   ----------          ----------------
Lapsed during first quarter                          (797,530)         $          5.970   $ 0.000-$8.650    Dec 2002 - Sep 2008
                                                   ----------          ----------------
Forfeited during first quarter                              -                         -                -                      -
                                                   ----------          ----------------
At end of current first quarter                    34,047,429          $          5.453   $ 0.000-$9.170    Oct 2002 -Sep 2008
                                                   ----------          ----------------
DEBENTURES - Totals only:    (Face value)          $     448m          $
                                                   ----------          ----------------
UNSECURED NOTES - Totals only:  (Face value)       $     776m          $
                                                   ----------          ----------------
OTHER SECURITIES                                   $                   $
                                                   ----------          ----------------

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21.  DIVIDEND:  If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22.  ANNUAL MEETING                 (a)     To be held at:......................
(Location) (if full year report)
                                    (b)     Date:...................Time........

                                    (c)     Approximate date of availability of
                                            Annual Report:......................

If this first quarter report was approved by resolution of the Board of Directors, please indicate date of meeting: 11 November 2002

/s/ Marko Bogoievski                                            12 November 2002
--------------------
(SIGNED BY)  AUTHORISED OFFICER OF LISTED ISSUER                    (date)

Page eight

ANNEXURE ONE

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED
                               SEGMENTAL REPORTING
             AS AT AND FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2002

Geographical Segments

                                  New Zealand     Australian    Other Operations  Eliminations &
                                   Operations     Operations                      Abnormal items      Consolidated
                                      NZ$M           NZ$M             NZ$M             NZ$M               NZ$M
Operating revenue

External revenue                          886            403                  17               -             1,306

Internal revenue                            -              -                   -               -                 -
                                  --------------------------------------------------------------------------------

Total revenue                             886            403                  17               -             1,306

Segment result                            324             (3)                  5              14               340

Segment assets                          4,162          1,458                 936           1,560             8,116

Industry Segments

                                                                      Internet &     Australian     Australian     Corporate
                           NZ Wireline   NZ Mobile   International    Directories     Consumer       Business      and Other
                               NZ$M        NZ$M          NZ$M            NZ$M           NZ$M           NZ$M          NZ$M
Operating revenue

External revenue                   635         148              50             85           181            207             -

Internal revenue                    57          41              46              -             6              2             -
                            ------------------------------------------------------------------------------------------------

Total revenue                      693         189              96             85           187            209             -

Segment result                     316          32               8             34             6             (6)          (50)

Segment assets                   3,001         837             513            161           470            965         2,654


                            Eliminations &
                             Abnormal items      Total
                                  NZ$M            NZ$M

Operating revenue

External revenue                          -      1,306

Internal revenue                       (152)         -
                            ---------------------------

Total revenue                          (152)     1,306

Segment result                            -        340

Segment assets                         (485)     8,116

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED
                               SEGMENTAL REPORTING
             AS AT AND FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2001

Geographical Segments

                                  New Zealand       Australian                       Eliminations &
                                   Operations       Operations     Other Operations  Abnormal Items      Consolidated
                                      NZ$M             NZ$M              NZ$M             NZ$M               NZ$M
Operating revenue

External revenue                          920              470                   16                -            1,406

Internal revenue                            -                -                    -                -                -
                                  -----------------------------------------------------------------------------------
Total revenue                             920              470                   16                -            1,406

Segment result                            352              (13)                  (1)               1              339

Segment assets                          5,674            1,797                  750            1,271            9,492


Industry Segments

                                                                             Internet &      Australian      Australian   Corporate
                           NZ Wireline      NZ Mobile      International    Directories       Consumer        Business    and Other
                               NZ$M           NZ$M             NZ$M             NZ$M            NZ$M            NZ$M         NZ$M

Operating revenue

External revenue                   643            133                 81             77             235             216          21


Internal revenue                    68             47                 58              1               4               5           -
                           --------------------------------------------------------------------------------------------------------
Total revenue                      711            180                139             78             239             221          21

Segment result                     303             15                 31             29             (3)              (9)        (27)

Segment assets                   3,271            850                363            161             550           1,127       3,654

                            Eliminations &
                            Abnormal Items      Total
                                 NZ$M            NZ$M
Operating revenue

External revenue                         -      1,406


Internal revenue                      (183)         -
                          ---------------------------
Total revenue                         (183)     1,406

Segment result                           -        339

Segment assets                        (484)     9,492


 Appendix 7 of Listing Rules.                             Pr/1023_b                                           TO FAX ++64-4-473-1470



 NOTICE OF EVENT AFFECTING SECURITIES                                                   Number of pages including this one  "
 New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9       (Please provide any other relevant details
 and 7.10.10.  For change to allotment, Listing Rule 7.12.1, a separate advice is       on additional pages)
 required.
====================================================================================================================================

Full name of Issuer               TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to                                              Authority for event,
make this notice                    MARKO BOGOIEVSKI                       e.g. Directors resolution    DIRECTORS' RESOLUTION

Contact phone number       (04) 498 9293         Contact fax number    (04) 498 9430           Date     11/11/02
====================================================================================================================================
NATURE OF EVENT      Bonus         If ticked, state                                                              Rights Issue
Tick as appropriate  Issue   [ ]   whether:   Taxable  [ ] / Non Taxable  [ ]  Conversion   [ ]  Interest  [ ]   Renouncable    [ ]

    Rights Issue             Capital                                           If ticked, state
    non-renouncable   [ ]    change    [ ]    Call     [ ]  Dividend     [X]   whether: Interim    [X]  Full Year  [ ]  Special [ ]
====================================================================================================================================
EXISTING SECURITIES AFFECTED BY THIS EVENT. If more than one security is affected by the event, use a separate form.

Description of the
class of securities         ORDINARY SHARE                                                ISIN         NZ TELE0001S4

                                                                                                       If unknown, contact NZSE
====================================================================================================================================

DETAILS OF SECURITIES ISSUED PURSUANT TO THIS EVENT.                        If more than one class of security is to be issued,
                                                                            use a separate form for each class.

Description of the
class of securities ________________________________________________________              ISIN    ________________________________
                                                                                                       If unknown, contact NZSE

Number of Securities to                                     Minimum                                 Ratio, e.g
be issued following event _______________________________   Entitlement _________________________   [ ] for [ ] _______ for _______


Conversion, Maturity,Call       /      /                     Treatment of Fractions
Payable or Exercise Date  ___________________     Tick if pari
                                                  passu        [ ]  OR  provide an
                     Enter N/A if not applicable                        explanation
                                                                        of the
Strike price per security for any issue in lieu                         ranking      ______________________________________________
or date strike price available.                  ____________
====================================================================================================================================

MONIES ASSOCIATED WITH EVENT  Dividend payable, Call payable, Exercise price,Conversion price, Redemption price, Application money.

                      In dollars and cents

                                                                 Source of
    Amount per          5.0 CENTS                                Payment     RETAINED EARNINGS

                                                                      Supplementary
    Currency            NEW ZEALAND DOLLARS                                dividend          Amount per
                                                                          details -          security        $   0.008824
                                                                       Listing Rule
    Total monies        $93,931,785                                          7.12.7          Date Payable    13/12/02
====================================================================================================================================
TAXATION                                                   Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus                  Resident                                   Credits (Give Details)
issue state strike price        $   N/A         Withholding Tax        $   NIL             Imputation              $   0.024627
====================================================================================================================================
Timing           (Refer Appendix 8 in the Listing Rules)

RECORD DATE 5PM                                               APPLICATION DATE
For calculation of               29/11/02 AUST & NZ           Also, Call Payable, Dividend /            13/12/02 AUST &  NZ
entitlements - must be the                                    Interest Payable, Exercise Date,
last business day of a week      28/11/02  USA                Conversion Date.  In the case of
                                                              applications this must be the last        20/12/02  USA
                                                              business day of the week.

NOTICE DATE                                                   ALLOTMENT DATE
Entitlement letters, call                                     For the issue of new securities.
notices, conversion notices                                   Must be within 5 business days of
mailed                           ____________________         record date.                              ____________________
====================================================================================================================================
OFFICE USE ONLY                                                                                                       [LOGO OF NZSE]

Ex Date:
Commence Quoting Rights:                                        Security Code:

Cease Quoting Rights 5pm:
Commence Quoting New Securities:                                Security Code:

Cease Quoting Old Security 5pm: